SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

The only change to this Form C filing is the new end date of the offering which has been extended to September 19, 2024 and the updating of financial information based on the latest Form C-AR filing.

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
☐. Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

Palomino The Movie, Inc.

Legal Form

Corporation

Jurisdiction of Incorporation/Organization

Florida

Date of organization

April 3, 2023

Physical address of issuer

4750 Kester Ave Apt 7, Sherman Oaks, CA 91403

Website of issuer

www.PalominoMovie.com

Name of intermediary through which the Offering will be conducted

Rise Up Crowdfunding Portal LLC

CIK number of intermediary

0001898740

SEC file number of intermediary

007-00339

CRD number, if applicable, of intermediary

N/A

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of seven percent (7%) of the amount raised in the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The Intermediary will also receive compensation in the form of Securities equal to one percent (1%) of the total number of Securities sold in the Offering.

Type of security offered

Class A Preferred Shares

Target number of Securities to be offered

1,000

Price (or method for determining price)

$10.00

Target offering amount

$10,000

Oversubscriptions accepted:

☑ Yes
☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)

$4,000,000

Deadline to reach the target offering amount

September 19, 2024 unless extended or shortened by the issuer

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

0

	Most recent fiscal year-end (As of December 31, 2023)	**Prior fiscal year-end (2022) (1)**
Total Assets	$7,598	$0
Cash & Cash Equivalents	$7,598	$0
Accounts Receivable	0	$0
Short-term Debt	0	$0
Long-term Debt	0	$0
Revenues/Sales	0	$0
Cost of Goods Sold	0	$0
Taxes Paid	0	$0
Net Income	$(26,021)	$0

(1) The company was formed on April 3, 2023.

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Brad Wilson
(Signature)

Brad Wilson
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Brad Wilson
(Signature)

Brad Wilson
(Name)

Principal Executive Officer,
Principal Financial Officer,
Principal Accounting Officer
and President
(Title)

7-9-24
(Date)

Instructions.

The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Offering Statement:
Part II of Offering Document (Exhibit A to Form C)

Palomino The Movie, Inc.
4750 Kester Ave
Sherman Oaks, CA 91403
www.PalominoMovie.com

Up to $4,000,000.00 in Class A Preferred Shares
(Also referred to as “Shares” or “Class A Preferred Shares”)
at $10.00 per share

Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (“SEC”) does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company

Company:	Palomino The Movie, Inc.
Address:	4750 Kester Ave, Sherman Oaks, CA 91403
State of Incorporation:	Florida
Date Incorporated:	April 3, 2023
Terms:	Equity
Offering Minimum:	$10,000.00 | 1,000 Class A Preferred Shares
Offering Maximum:	$4,000,000.00 | 400,000 Class A Preferred Shares
Type of Security Offered:	Class A Preferred Shares
Purchase Price of Securities:	$10.00 per Share
Minimum Investment Amount (per investor):	$200.00

Perks

$200-$499 - FLYWEIGHT LEVEL

Your name in the end credits listed alphabetically under the category Flyweight Funders

Your name listed alphabetically on the online Wall of Investors at the Flyweight Funders level on our website

Password access to the investors-only section of the film's website, with exclusive behind-the-scenes access to set photos, updates and video content throughout the process of shooting and finishing the film

$500-$999 - BANTAMWEIGHT LEVEL

Everything at the $200-$499 level except your name listed alphabetically in the end credits and on the online Wall of Investors at the Bantamweight Funders level instead of the Flyweight level.

A PDF copy of the final script when the film is released**

$1,000-$4,999 – LIGHTWEIGHT LEVEL

Everything in the $500-$999 level except your name listed alphabetically in the end credits and on the online Wall of Investors at the Lightweight Funders level instead of the other levels

A mini version of the official movie poster when the film is released**

A hard copy of the cover of the final script will be autographed by Carlos Palomino and personalized for you when the film is released**

$5,000-$9,999 - WELTERWEIGHT LEVEL

Everything in the $1,000-$4,999 level except your name listed alphabetically in the end credits and on the online Wall of Investors at the Welterweight Funders level instead of the other levels

You'll receive the official marquee size movie poster autographed by Carlos Palomino and personalized for you.**

Pick one: Two tickets to the film's cast and crew screening, if one is held OR Two tickets to the film's premiere, if one is held, where you get to walk the red carpet, watch the movie with some of the cast and special guests, and stick around for an exclusive Q & A with the cast and creators who are present.*** Travel and accommodations not included.*

$10,000-$24,999– MIDDLEWEIGHT LEVEL

Everything in the $5,000-$9,999 level except your name listed alphabetically in the end credits and on the online Wall of Investors at the Middleweight Funders level instead of the other levels.

You'll receive a pair of boxing gloves autographed by Carlos Palomino and personalized for you.**

Two tickets to the film's cast and crew screening if one is held.*** Travel and accommodations not included.*

Two tickets to the film's premiere, if one is held, where you get to walk the red carpet, watch the movie with some of the cast and special guests, and stick around for an exclusive Q & A with the cast and creators who are present.*** . Travel and accommodations not included.*

Two tickets to the exclusive after-party (if one is held) following the premiere (if one is held) or after at the cast and crew screening (if one is held) which will be attended by some of the cast and creators.*** Travel and accommodations not included.*

You'll be invited to visit the movie set for half a day during principal photography. You will have lunch with crew and/or cast members on the set the day of your filming.**** Travel and accommodations not included.*

$25,000-$49,999 – CRUISERWEIGHT LEVEL

Everything in the $10,000-$24,999 level except your name listed alphabetically in the end credits and on the online Wall of Investors at the Cruiserweight Funders level instead of the other levels.

You will have your name listed in the end credits as an Associate Producer.

You'll be invited to visit the movie set**** during principal photography and will appear on screen in the movie as an extra, either in the final film, or in the extra bonus features section of the DVD extras released with the DVD and streaming versions of the film if those occur and if they include bonus features. Travel and accommodations not included.*

You and a guest will sit in the director's row at the cast and crew screening at the premiere (if one occurs) and at his or her table at the after party following the cast and crew screening, if an after-party occurs.**** Travel and accommodations not included.*

$50,000 – HEAVYWEIGHT LEVEL

Everything in the $25,000-$49,999 level with your name listed alphabetically in the end credits and on the online Wall of Investors at the Heavyweight Funders level instead of the other levels.

Your name listed in the end credits as an Executive Producer instead of Associate Producer.

You'll be invited to visit the movie set**** during principal photography and have lunch with us on set and instead of appearing as an extra, you, or someone in your family designated by you, will get a non-speaking cameo appearance (close up or full shot) in the movie. You'll be listed in the cast credits as a cast member. Your scene will either be in the final film, or in the extra bonus features section of the DVD extras released with the DVD and streaming versions of the film if those occur and if they include bonus features. Travel and accommodations not

included.*

*Travel and accommodations not included. In order to receive this perk, you will need to travel at your own cost to the location and be responsible for your own accommodations and all other expenses to get to and from the location we provide on the dates we provide. You may receive short notice but we will give you as much notice as we can as scheduling permits.

**This perk will be fulfilled after the film is complete and is about to go into distribution or shortly thereafter.

***While we hope to have these events occur, there is no guarantee that a cast and crew screening will occur, or that a formal premiere will occur. There is no guarantee that an after-party will occur after either event. All of these events are subject to budgeting factors, scheduling factors and many other factors and investors should not make an investment decision based on any of these occurring.

****Set visit perks are subject to the production schedule and many factors could affect the dates of such a visit. In order to receive this perk, you will need to travel at your own cost to the location and be responsible for your own accommodations and all other expenses to get to and from the location we provide on the dates we provide. You may receive short notice but we will give you as much notice as we can as scheduling permits. If you or someone you designate will appear as an extra or otherwise, you will be assigned a part and given instructions by the director on set.

The Company and its Business

Company Overview

Palomino The Movie, Inc. (the "Company") was formed for the sole purpose of creating the motion picture "Palomino." The movie will be about professional boxer Carlos Palomino who overcame astronomical odds to become a world champion boxer and television and movie actor. Carlos rose to fame in the 1970s as a fierce and talented boxer who held the WBC Welterweight World Championship for years and was inducted into the International Boxing Hall of Fame. His untold true story of hard work, determination and a never-give-up attitude is an inspirational tale of perseverance that audiences of all ages and backgrounds will enjoy, as we will show how Palomino became a true champion, both inside and outside of the ring. The company is run by veteran Hollywood producer Brad Wilson who is building a great team to make the film. Palomino The Movie, Inc. pledges that there will be no "Hollywood accounting" and that all revenues and expenses of the company will be transparent to its shareholders.

Competitors and Industry

Our competitors are all other film production companies who produce motion pictures. Our competitors include major film studios and smaller independent film studios. In addition, our competitors include more television and streaming services that provide films and shows for entertainment purposes.

Current Stage and Roadmap

The company is at a very early stage, but has an experienced team prepared to start pre-production of the film as soon as funding is in place.

The plan is to first run this Regulation CF Offering (the "Offering") through our intermediary, Rise Up Crowdfunding Portal, LLC ("Rise Up Crowdfunding"), and to raise at least $10,000 but at present the plan is for pre-production will start once $2,500,000 total has been raised. Should this Offering not raise at least a sufficient amount to produce the film to the satisfaction of the producer, then private money will be sought to finish the budgeting needs. If the Company raises more than $2,500,000, additional production budget items like special effects, funds for an anticipated pay-per-view premiere will be considered, and an attempt will be made to hire bigger name talent to participate in the film.

At present, the company has (a) obtained the exclusive story rights from Carlos Palomino (b) engaged a writer who has written a preliminary script (c) entered into a letter of intent with a pay-per-view company for the anticipated premiere event, and (d) has received a commitment from an award winning composer to score the film.

Litigation

There are no existing legal suits pending, or to the company's knowledge, threatened, against the company.

The Team

Officer

Name: Brad Wilson

Brad Wilson's current primary role is with Palomino The Movie, Inc. Brad Wilson currently services 20 hours per week in his role with the Company. He additionally takes on other film projects and spends 20 hours per week on such other film projects outside of Palomino The Movie, Inc.

Positions and offices currently held with the issuer:

Position: President, Secretary

Dates of Service: April 3, 2023 - Present

Responsibilities: Responsible for all acts of management of the company and all acts required to be performed by the Bylaws. Brad currently spends approximately 20 hours a week working for the company. Brad does not take a salary at this time. His compensation is based on (a) a Producer's Agreement whereby he will, as a Producer of the film, be paid based on the film's final production budget and will receive a monthly salary once the film is funded. He will also be entitled to other compensation as a shareholder of the company, just as all shareholders are entitled to any distributions that may occur .

Other business experience in the past three years:

Employer: Higher Purpose Entertainment

Title: Co-CEO/Producer Dates of Service: January 01, 2012 - Present
Responsibilities: As Co-CEO, Brad is equally responsible with the other Co-CEO to manage and operate the company. As a producer, Brad is responsible for producing motion pictures and other entertainment vehicles.

Employer: Firry Fortune The Movie LLC
Title: CEO/Producer
Dates of Service: June 01, 2019 - Present

Responsibilities: As CEO, Brad is responsible to manage and operate the company. As a producer, Brad is responsible for producing a movie entitled The Furry Fortune which was released in August 2023.

Risk Factors

The SEC as well as federal and state securities laws require the Company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Preferred Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the film at a level that allows the Company to make a profit.

Any valuation at this stage is difficult to assess

The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies,

especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the securities you are buying is limited

Any Class A Preferred Shares purchased through this Regulation Crowdfunding Offering are subject to SEC limitations of transfer. This means that the Class A Preferred Shares that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the Class A Preferred Shares back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Class A Preferred Shares in the amount of up to $4,000,000 in this Offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company may need additional funds in the future and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for most of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class A Preferred Shares. Interest on debt securities could increase costs and negatively impact operating results. Preferred shares

could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class A Preferred Shares. In addition, if we need to raise more equity capital from the sale of Class A Preferred Shares, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per membership unit.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Class A Preferred Shares that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments.

You are trusting that management will make the best decision for the Company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this Offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class A Preferred Shares we are offering now, the Company will possibly need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Class A Preferred Shares being worth less, because later investors might get better terms.

We have the right to extend the Offering deadline and to end the Offering early.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Offering Minimum even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Offering Minimum, at which time it will be returned to you without interest or deduction, or the Company receives the Offering Minimum, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its Target Offering Amount after 21-calendar days but before the Offering Deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

We face significant market competition

We will compete with larger, established companies who currently have movies or other forms of entertainment on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that film we intend to make will be preferred to any existing or new films. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique Company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any revenues or profits

Palomino The Movie, Inc. was formed in April, 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises and particularly, new films. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any securities once our management determine that we are financially able to do so. The Company has incurred a net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay distributions to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to work around our intellectual property. If competitors are able

to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company Has Limited Operating History.

The Company has a very limited operating history and there can be no assurance that the Company's proposed plan of business can be developed in the manner contemplated and, if it

cannot be, Shareholders may lose all or a substantial part of their investment. There is no guarantee that the Company will ever realize any significant operating revenues or that its operations ever will be profitable. The Company has been in operation since inception but has not generated any revenues and will not generate revenues unless the motion picture is made, and the motion picture produces revenues after being made. The Company cannot assure it will be successful in addressing the risks it has already, and may in the future encounter, and its failure to do so could have a material adverse effect on business, prospects, financial condition and results of operations.

The Company Is a Newly Formed Entity With Limited Tangible Assets and Its Continued Operation Requires Funding

The Company is a newly formed entity with limited tangible assets and its continued operation requires funding, even beyond the maximum offering amount sought in this Offering. The Company currently has only minimal assets and a significant portion of its funding will come from this Offering, which will allow the motion picture to be made but will not be enough to bring the Company to profitable operations. A capital infusion, even beyond the maximum offering amount sought by this Offering, may be necessary in order to make the Company's business plan viable.

The Company. Is Dependent On Its Management and Founders to Execute the Business Plan

The Company is dependent on its management and founders to execute the business plan. The Company's operations and viability will be dependent on Brad Wilson, Carlos Palomino and others. The success of the Company will depend on its ability to compete for and retain additional qualified key personnel to create the motion picture and to obtain distribution for the film. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements. The loss, through untimely death or otherwise, of any such persons could have a materially adverse effect on the Company and its business.

The Company's Bank Account Will Not Be Fully Insured

The Company's regular bank account and the escrow account where investor's funds will be held prior to closing each have federal insurance for only up to $250,000. It is anticipated that the account balances in each account could exceed $250,000 at times. In the event that either bank should fail, the Company may not be able to recover all amounts deposited in these bank accounts.

The Company's Business Model And The Subject Matter Of the Film May Attract The Attention Of Competitors Which Could Adversely Affect Your Investment

As the Company's business model gains acceptance and attracts the attention of competitors, and as the subject matter of the film becomes known and publicized, the Company may experience competition, which could adversely affect revenues and gross margin, and thus, your investment. If the Company is unable complete the film, or fails to offer additional products or services with sufficient profit margins, its revenue growth will slow and business and financial results will suffer.

The Company Will Be In Direct Competition With Companies That May Provide Similar Services And May Have More Financial Resources And More Experience.

The Company will be in direct competition with both new companies and existing companies that may provide similar services. Some or all of these companies, including movie studios and other independent producers, may have far more financial resources and more experience in the business than the Company and there can be no assurance that the Company will be able to successfully compete. The Company intends to enter a highly competitive industry and within this highly competitive industry are many companies and entities with established track records and substantial capital backing.

The Company Faces Development And Business Risks.

The Company will be subject to the risks generally incident to the ownership and operation of a business engaged in the operation of producing motion pictures, including without limitation, fluctuations in the cost of improving and changing technology, the costs of actors and personnel necessary to complete the film, the costs of producing, creating, and distributing the film, other materials and services and the availability of financing for the Company's activities, inability to timely deliver a completed film or completed products or services to customers, risk of rejection of the film, products or services from customers or distributors, risk of insolvency of Company customers, possible theft of trade secrets and/or unauthorized use of the film, products or services, risk of loss of the Company's assets due to defaults on secured liens from lenders, possible trademark or patent infringement claims, both as to liability and the cost of defense of the same, and loss of or inability to attract key personnel, general and local economic conditions, the supply and demand for motion pictures, products and services similar to those of the Company, and laws, regulations and taxes, all of which are matters beyond the Company's control, may have a material adverse effect upon the value of the Company and upon the ability of the Company to operate profitably. There is no assurance that the Company's efforts to profitably operate and develop its business will be successful. Companies, particularly new ones, frequently fail. Motion pictures are frequently announced but never made or distributed if made. If some or all of those things should occur, investors in the Company stand to lose their entire investment.

Binding Agreements With Key Relationships Being Negotiated But Are Not Finalized.

The Company has not completed contracts or other binding legal arrangements with important key relationships at the time of this Offering, including but not limited to actors to play the roles in the motion picture, or a studio or distributor to assist in various aspects of the production and distribution of the motion picture including the proposed Pay Per View offering, which is only at the non-binding Letter of Intent stage. Failure to sign such binding and definitive agreements with any or all of these important relationships could materially affect the viability of the Company and of the film. Investors will be given an opportunity to make inquiries of management as to the current status of all material contracts and to inspect contracts prior to investing in the Company.

Early Investors Bear Greater Risk In This Offering As The Company May Not Be Able To Obtain Additional Financing.

Even if the Company is successful in selling the maximum offering amount of Class A Preferred Shares in the Offering, the Company may be required to raise additional funds to

continue its business. The Company may not be able to obtain additional financing as needed on acceptable terms, or at all, which would force the Company to delay its plans for making the motion picture as well as implementation of our strategy which could materially harm its business, financial condition and results of operations. If the Company needs additional funds, the Company may seek to obtain them primarily through equity or debt financings. Those additional financings could result in dilution to the Company's current members and to you. A failure to raise the maximum offering amount increases the chance that the Company's business plan will not be successfully executed, the film will not be made, or the film will not be distributed, and that early investors and you might lose their entire investment.

An Investment in the Company's Class A Preferred Shares Could Result In A Loss of Your Entire Investment

An investment in the Company's Class A Preferred Shares involves a high degree of risk and you should not purchase the shares if you cannot afford the loss of your entire investment. Due to the restrictions on transferability of, and the lack of any market for, the shares, you will probably not be able to liquidate your investment for any reason. There is also no assurance the Company can pay interest or repay debt when due.

There Is No Assurance The Company Will Be Able To Pay Distributions To Shareholders

While the Company intends to pay distributions in the future to its Shareholders if the Company is profitable, there can be no assurance that cash flow and profits will allow such distributions to be made. The majority of motion pictures made by independent producers are not ever profitable, and there is no assurance that this film will be profitable either.

The Class A Preferred Shares In This Offering Is Not Registered and Have Restrictions on Transfer.

The Class A Preferred Shares of this Offering have not been registered under the 1933 Securities Act in reliance upon an exemption under such act. Further, the Class A Preferred Shares are being sold pursuant to exemptions from registration in the various states in which they are being offered. There is no assurance that this Offering presently qualifies or will continue to qualify under such exemptions due to, among other things, the adequacy of disclosure and the manner of distribution of this Offering, the conduct and timing of similar offerings by the Company or its affiliates in the past and in the future, or the change of any securities laws or regulations. Further, the exemptions may not be available if the Company attempts to distribute the Class A Preferred Shares in a manner prohibited by either federal or other applicable state securities laws. For instance, if any payments made by the Company to third parties who are not registered broker/dealers are categorized as sales commissions, the Company may lose its eligibility for certain registration exemptions. If, and to the extent, suits for rescission are brought and successfully concluded for failure to register the Class A Preferred Shares under various state or federal securities laws, or for acts or omissions constituting certain prohibited practices under state and federal securities laws, both the capital and assets of the Company could be adversely affected, thus jeopardizing the ability of the Company to operate successfully. Further, the time of the Company's management and the capital of the Company could be expended in defending an action by investors or by state or federal authorities even where the Company ultimately is exonerated.

There is No Market for the Company's Class A Preferred Shares

The Company has not registered, is not under any obligation to register, and does not presently intend to register the Class A Preferred Shares with any regulatory authorities at any time in the future. Non-registration of the Class A Preferred Shares makes the investment extremely illiquid and impairs the ability of shareholders to dispose of their holdings. Although it may be possible, after a period of time, under certain limited circumstances and subject to the terms of legends affixed to the unit certificates, to dispose of the Class A Preferred Shares, no market currently exists for the Class A Preferred Shares or any of the Company's securities, and you should not expect such market will exist at any time in the future. You probably will not be able to liquidate this investment in the event of an emergency or for any other reason. The Class A Preferred Shares is illiquid and should be considered a long-term investment. There are substantial restrictions on the transferability of the Class A Preferred Shares and in all likelihood, you will not be able to liquidate the investment.

Investing In A Motion Picture Is Inherently Risky and Speculative

Investment in this Company, or in the motion picture industry in general, is inherently risky and speculative. In addition to the risks set out herein, significant risks of investing in the motion picture industry include adverse economic conditions, intense competition, cost overruns in producing and marketing the motion picture, unavailability of qualified talent for the motion picture, loss of talent previously committed or interested in the motion picture, absence of qualified distributors or licensees, lack of customer acceptance of the motion picture, termination of contracts, limited experience of management, government regulation, inadequate capital and inability to obtain funding from alternative sources such as foreign film incentive programs, unexpected operating deficits, lower sales and revenues than forecast, the risk of litigation and administrative proceedings involving the Company, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss or retirement of key executives, changes in interest rates, and inflationary factors.

The Commercial Success Of Any Motion Picture Is Dependent On Factors Beyond The Control Of The Company

The entertainment industry is extremely competitive and the commercial success of any motion picture is often dependent on factors beyond the control of the Company, including but not limited to audience preference and exhibitor acceptance. The Company may not be able to engage or retain qualified talent for the motion picture, including actors and other production personnel. Competent distributors or joint venture partners may not be available to assist the Company in its financing and marketing efforts for the motion picture, if required. The Company may not be able to sell or license the motion picture because of industry conditions, general economic conditions, competition from other producers, or lack of acceptance by studios, distributors, exhibitors and audiences

Investment in A Single Motion Picture is Speculative

This motion picture is being produced primarily for theatrical exhibition, a possible Pay-Per-View event, DVD, television and/or streaming release. The motion picture may not receive the notoriety that could accompany a full theatrical release if it is not broadly released in theaters. Consequently, the gross revenue potential could be substantially lower than if the motion picture achieves a release in the full theatrical market, of which there is no assurance. There is no assurance that any exhibitor will license the motion picture or that it will earn revenue.

Investment in Motion Picture Development and Production is Speculative

The development and production of motion pictures involves a substantial degree of risk, and that risk is compounded by investing in the Company, who plans to only produce one motion picture. Production costs are often miscalculated and may be higher than anticipated due to reasons or factors beyond the control of the Company (such as delays caused by labor disputes, illness, accidents, strikes, faulty equipment, death or disability of key personnel, destruction or damage to the film itself, or bad weather). In fact, as this Offering is starting, the actors' union and the writers' union are presently on strike. Accordingly, the Company may require funds in excess of the motion picture' anticipated budgets in order to complete production. Although the Company will seek to obtain customary production insurance for the motion picture to protect the Company against some of these risks, the Company may or may not purchase a completion bond, depending on its cost. Accordingly, investors will bear the entire risk that the motion picture does not have sufficient funding to complete production.

There Are Significant Risks Related to Motion Picture Distribution

There is no assurance that the Company will be successful in securing one or more distributors to distribute the motion picture if it is completed. Furthermore, if a distributor distributes the motion picture, there is no assurance that the motion picture will be an economic success even if it is successful critically or artistically. While it is the intent of the Company that any sale of distribution rights will be for fair value and in accordance with the standards and practices of the motion picture industry, no assurance can be given that the terms of such agreement will be advantageous to the Company. In fact, unless the motion picture is an artistic success and/or cast with recognizable creative elements, the Company may be at a disadvantage in its negotiations. Distribution agreements generally give a distributor significant flexibility in determining how a film will be exhibited. There can be no assurance that a distributor will not limit the motion picture's run, limit the territories in which the motion picture is exhibited or otherwise fail to promote the motion picture actively. Any such action by a distributor could have a material adverse effect on the economic success of the motion picture and the revenue received by the Company. There can be no assurance of ancillary or foreign sales of the motion picture. In the event that the film is distributed in foreign countries, some or all of the revenues derived from such distribution may be subject to currency controls and other restrictions which would restrict the available funds. Even if all territories, both domestic and foreign, are sold, there can still be no assurance that the motion picture will succeed on an economic level. If the total production costs exceed the total worldwide minimum guarantees or minimum advances, if any, there may be problems which could adversely affect the Company's ultimate profitability, including: public taste, which is unpredictable and susceptible to change; competition for theaters; competition with other films and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. In any event, cash flow and net profits from the motion picture, if any, will not be realized until many months after the Company's expenditure for the motion picture. The Company may retain a sales agent to sell the domestic or foreign rights to the motion picture. No assurance can be given that the Company will actually be able to obtain a sales agent, that a sales agent, if obtained, would be able to sell any rights to the motion picture or that if such rights are sold, the sale will be on terms advantageous to the Company.

The Company Has No Domestic Distribution Agreement In Place

Investors should note that no domestic distribution agreement is in place at present. At this time, the United States domestic distribution business is substantially dominated by large studio distributors and their affiliates. The studios are increasingly focused on large budget “event” pictures or smaller art house projects. Motion pictures with no major acting elements attached to them are increasingly being released directly to cable and/or DVD, and receive little or no theatrical support. A limited theatrical release, or no theatrical release at all, may have an adverse effect on the return for the motion picture in all other markets. Since the domestic marketplace often impacts foreign territories, the absence of domestic buyers may impact the motion picture’s potential sales. At the budget range estimated for the motion picture, the Company will be dependent on the reactions of film critics and its expected fan base. In recent years, the ability to obtain domestic theatrical distribution for films has been dependent on success at specialized art film festivals such as the Sundance Film Festival. The number of films applying for festivals has increased dramatically in recent years. Of those applying, few are actually accepted and screened. Moreover, even if the motion picture is screened, there can be no assurance that the motion picture will obtain distributors. If the motion picture is not admitted and screened at festivals, this could have a serious impact on the ability to obtain distributors and distribution for the motion picture.

The Company May Obtain A Portion Of Production Financing For The Motion Picture By Some Combination Of Joint Venture Or Pre-Sale Of Rights In Foreign Territories

The Company may obtain a portion of production financing for the motion picture by some combination of joint venture or pre-sale of rights for the exploitation of the motion picture in one or more territories. The Company has the right to sell at any time, including prior to the production of the motion picture, the distribution rights to the motion picture in any territory which it, in its sole discretion, deems appropriate. To the extent that pre-sale agreements (whether with respect to the foreign or domestic market) are necessary to obtain a portion of the production financing, the proceeds of any such pre-sale agreement will not be available for distribution by the Company. Instead, only the additional amounts which such a distributor would remit to the Company after such distributor recouped the minimum guarantee payable with respect to such pre-sale agreement, plus a distribution fee and the reimbursement of expenses, would be available as cash flow to the Company. The pre-sale of the right to exploit the motion picture in certain territories will ultimately dilute the market potential for the motion picture.

There Are Risks of Cost Overruns

The Company may incur substantial cost overruns in the production and distribution of the motion picture. Unanticipated costs may force the Company to dilute its ownership in the motion picture substantially by requiring it to obtain additional capital or financing from other sources, or may cause the Company to lose its entire investment in the motion picture if it is unable to obtain the additional funds necessary to complete the production and marketing of the films. There is no assurance that the Company will be able to obtain sufficient capital to implement its business plan successfully. If a greater investment is required in the motion picture because of cost overruns, the probability of earning a profit or a return of your investment in the motion picture is diminished.

The Offering Price Has Been Arbitrarily Determined

The offering price of the Class A Preferred Shares has been arbitrarily established by the Company based upon its present and anticipated financing needs and bears no relationship to the Company's present financial condition, assets, book value, projected earnings, or any other generally accepted valuation criteria. The price of the Class A Preferred Shares is arbitrary and may not be indicative of the value of the Shares or the Company now or in the future.

The Management Of The Company Has Broad Discretion In Application of Proceeds

The management of the Company has broad discretion to adjust the application and allocation of the net proceeds of this Offering in order to address changed circumstances and opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the management of the Company with respect to the application and allocation of the net proceeds hereof.

The Business May Be Affected by Economic Conditions.

As with all new or emerging ventures and with motion pictures in general, the Company’s business and the film may be highly sensitive to general economic conditions. Consequently, there can be no assurance that the Company will achieve the profitability necessary to pay investors a return on their investment.

Management, Officers, Directors and Shareholders/Owners Have Conflicts of Interest and Affiliated Companies That Will Do Business With Company.

Management and/or executives may own, control or manage other companies or businesses that may do business with the Company. Contracts with such affiliated companies have inherent conflicts of interest and such agreements will not have been the result of arms' length negotiations or third- party bidding. Certain members of management have interests in other companies that will or may do business with Company, which may create a conflict of interest, and management of Company may agree to waive those conflicts of interest to do business with the other companies.

Our Company And The Making And Distribution Of The Film May Be Negatively Impacted By A New Coronavirus Outbreak, Its Aftermath Or Another Pandemic

In late 2019, a novel coronavirus (COVID-19) surfaced, reportedly, in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and many states and countries, including the United States, have initiated significant restrictions on business operations. We face uncertainty if a new or recurring pandemic causes significant disruption to U.S and global markets and business. At the time this Offering is starting, the overall and long term impacts of the outbreak are unknown and rapidly evolving. This pandemic, or another pandemic, epidemic or outbreak of an infectious disease in the United States may adversely affect our business. The spread of a disease could lead to unfavorable economic conditions, which would adversely impact our operations. The extent to which such a pandemic impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the pandemic and the actions to contain the pandemic or treat its impact, among others. If another outbreak of the coronavirus occurs, the effects of such a widespread infectious disease and epidemic may cause an overall decline in the U.S. and world economy as a whole. The actual effects of the spread of a pandemic are difficult to assess

at this time as the actual effects will depend on many factors beyond the control and knowledge of the Company. However, the spread of a pandemic, if it continues, may cause an overall decline in the economy as a whole and therefore may materially harm our Company. At the time this Offering is starting, movie theatres in the United States and in most countries have declined in revenues based on the 2019 coronavirus outbreak and related factors. There is also uncertainty as to what will happen to in this regard should another health-related outbreak occur in the future. All of these risks, and many others known or unknown, related to this outbreak, and future outbreaks, pandemics or epidemics, could materially affect the business of the Company, and your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of the original Offering Statement filing.

Name	Number of Securities Owned	Type of Security Owned	Percentage
Brad Wilson	50	Class A Common Shares	50.0%
Mary Hottenroth	40	Class A Common Shares	40.0%

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of all classes of securities as of the date of this Offering Statement filing.

Name	Number of Securities Owned	Type of Security Owned	Percentage
Brad Wilson	87,500	Class A Common Shares & Class A Preferred Shares	21.88%
Mary Hottenroth	87,500	Class A Common Shares & Class A Preferred Shares	21.87%
Carlos Palomino	201,010	Class B Common Shares	50.25%

Note that all percentages above do not include shares to be issued from the Company's Equity Incentive Plan. None have been issued as of the date of this Form C filing.

The Company's Securities

The Company has authorized Class A Common Shares, Class B Common Shares and Class A Preferred Shares. As part of the Regulation Crowdfunding raise, the Company will be offering up to 400,000 of Class A Preferred Shares. For a detailed description of all rights associated with the various classes of shares, please review the Company's Articles of Incorporation and Bylaws

Class A Preferred Shares

The amount of security authorized is 798,900 Class A Preferred Shares with a total of 198,900 Class A Preferred Shares issued and 100,000 Class A Preferred Shares authorized but unissued

for the Company's Equity Incentive Plan. Class A Preferred Shares are the only shares being offered for sale in the Company's Regulation CF Offering.

Voting Rights

There are no voting rights associated with Class A Preferred Shares.

Material Rights

Liquidation Preference. The holders of Class A Preferred Stock who acquired said stock as part of a Regulation CF securities offering shall have a liquidation preference in the event of dividends, distributions or the sale or merger of the company. The liquidation preference shall be limited to the holders of Class A Preferred Stock being entitled to repayment of the amount of their investment in said stock acquired as part of a Regulation CF securities offering before any profits are distributed to any other shareholders in any fashion. If a repayment of the amount of investments is made by the Company and less than the full amount of the total investment of all Regulation CF securities holders is made, then each Regulation CF Class A Preferred shareholder shall receive a pro rata amount of such returned investment amount based on the percentage that shareholder has of all capital invested in the Company in any and all Regulation CF offerings. If such a partial return of capital contributions is made, no distribution of profits shall be made until all capital contributions are returned to each member Regulation CF Class A Preferred shareholder.

Dividends. Subject to applicable law and the Articles of Incorporation, the Company's Board of Directors may, but is not obligated to, declare dividends on shares of the capital stock of the corporation and those dividends may be paid in cash, property, or shares of the corporation.

Class A Common Shares

The amount of security authorized is 100 with a total of 100 outstanding.

Voting Rights

Holders of Class A Common Shares shall be entitled to one vote for each Class A Common Share. Class A Common Shares have all voting rights on all matters except those expressly reserved by Florida law.

Material Rights

There are no material rights associated with Class A Common Shares.

Class B Common Shares

The amount of security authorized is 201,000 with a total of 201,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Shares.

Material Rights

There are no material rights associated with Class B Common Shares.

What it means to be a minority share holder

As a minority holder of Class A Preferred Shares of the company, you will have limited rights with regard to the corporate actions of the company, including additional issuances of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this Offering will have nonvoting rights and may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another equity crowdfunding round, a venture capital round or an angel investment), employees exercising stock options, more shares being authorized and issued by the Equity Incentive Program, or by conversion of certain instruments (e.g. options, convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Also, it should be noted that shares will be issued to Rise Up Crowdfunding Portal LLC and Cultivate Capital Group LLC based upon the amount of securities sold in this Offering. These two entities are entitled to 4,000 Class A Preferred Shares if the Offering is fully subscribed at $4,000,000 (1% equity for each dollar raised) and also has authorized and plans to issue up to 100,000 Class A Preferred Shares to various persons or entities that participate in the Equity Incentive Plan unless additional shares are authorized for said program. All such additional shares, once issued, will cause additional dilution to investors in this Offering.

Should only the minimum offering be met, shares have been set aside for Rise Up Crowdfunding Portal LLC and Cultivate Capital Group LLC who are entitled to 10 Class A Preferred Shares if the Offering is subscribed at $10,000 (1% equity for each dollar raised).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Name: Class A Common Shares
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 100
Use of proceeds: Founders Class A Common Shares
Date: September 3, 2023
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Shares
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 201,000
Use of proceeds: Founders Class B Common Shares
Date: September 3, 2023
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Preferred Shares
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 398,750
Use of proceeds: Founders Class A Preferred Shares
Date: September 3, 2023
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Preferred Shares
Type of security sold: Equity
Final amount sold: $25,000.00
Number of Securities Sold: 1,250
Use of proceeds: Startup costs. These shares are part of a note issued through a loan from the Company for $25,000. This loan must be repaid, along with interest totally $12,500.00 when the Company has raised a net amount transferred from escrow of $250,000 in this Offering.
Date: September 3, 2023
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Statement. This discussion contains forward- looking statements reflecting our

current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Statement.

Please see the financial statements attached as Exhibit B for subsequent events and applicable disclosures.

Results of Operations

How long can the business operate without revenue?

The ability to operate the Company without revenue generation will depend on the amount of capital raised. That being said, until pre-production of the film begins, the Company has very little overhead and can continue to operate on a very small budget for a considerable length of time.

Foreseeable Major Expenses Based On Projections

All major expenses will be the costs of film production. The proposed budget includes:

	If $4,000,000 Raised		If $10,000 Raised	
Story & Scenario	$100,000.00	2.50%	$0.00	0.00%
Producers Unit	$250,000.00	6.25%	$0.00	0.00%
Direction	$120,000.00	3.00%	$0.00	0.00%
Cast	$1,000,000.00	25.00%	$0.00	0.00%
Total Fringes	$48,000.00	1.20%	$0.00	0.00%
Extras & Crowds	$32,000.00	0.80%	$0.00	0.00%
Production Staff	$210,000.00	5.25%	$0.00	0.00%
Art Direction	$80,000.00	2.00%	$0.00	0.00%
Set Operations	$160,000.00	4.00%	$0.00	0.00%
Set Dressing	$40,000.00	1.00%	$0.00	0.00%
Property	$40,000.00	1.00%	$0.00	0.00%
Wardrobe	$56,000.00	1.40%	$0.00	0.00%
Makeup & Hairdressing	$64,000.00	1.60%	$0.00	0.00%
Lighting	$145,000.00	3.63%	$0.00	0.00%
Camera	$190,000.00	4.75%	$0.00	0.00%
Production Sound	$72,000.00	1.80%	$0.00	0.00%
Transportation	$64,000.00	1.60%	$0.00	0.00%
Location	$120,000.00	3.00%	$0.00	0.00%
Production Film & Lab	$48,000.00	1.20%	$0.00	0.00%
Editorial	$112,000.00	2.80%	$0.00	0.00%
Music	$60,000.00	1.50%	$0.00	0.00%
Post Production Sound	$80,000.00	2.00%	$0.00	0.00%

Post-Production Film/Lab	$162,000.00	4.05%	$0.00	0.00%
Repay Loans	$37,500.00	0.94%	$0.00	0.00%
Legal and Accounting	$150,000.00	3.75%	$0.00	0.00%
Offering Expenses	$120,000.00	3.00%	$4,300.00	43.00%
Funding Portal Fees	$280,000.00	7.00%	$700.00	7.00%
General Expenses	$159,500.00	3.99%	$5,000.00	57.00%
Total	**$4,000,000.00**	**100.00%**	**$10,0000.00**	**100.00%**

Note that actual costs may vary dramatically from this initial proposed budget. Many of the estimates above are based on past experience of the producers, but costs vary from film to film. The amounts and percentages in the table above are merely estimates and are not binding on the Company and should not be relied upon in making an investment decision.

Future operational challenges:

A future operational challenge will be the length of time it will take to raise the capital necessary to make the motion picture.

Future challenges related to capital resources:

A future challenge related to capital resources will be the length of time it will take to raise the capital necessary to make the motion picture.

Future milestones and events:

The slowness or inability to raise the capital necessary to make the motion picture will be a future event that could significantly impact the company.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We consider short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of May 30, 2023, the Company had $13,921 of cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this Offering are critical to the company's operations. Without $500,000 raised in this Offering, the company will have to raise additional funds from private investors for the motion picture to be made. That being said, the company's CEO is well adept at raising capital for motion pictures and has a successful track record doing so for many years in Hollywood.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the

crowdfunding campaign?)

The company's sole purpose is to make the film. The funds from this Offering are necessary to the viability of the company operations. If the company does not raise at least $500,000 in this Offering, the company will have to raise additional funds from private investors for the motion picture to be made.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company will continue to operate indefinitely on a very small budget if only the minimum is raised as the company will continue to fundraise until the funds to produce the film are made.

How long will you be able to operate the company if you raise your maximum funding goal?

The company anticipates it will be able to operate the company indefinitely if the maximum funding goal is raised and the film is made.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

There are additional future sources of capital available to the Company. Although not contemplated at this time, if needed, the President intends use his business resources to raise additional capital to fund the film through private investors.

Indebtedness

Creditor:	John and Donna Morgan
Amount Owed:	$25,000.00
Interest Rate:	Flat rate of $12,500.00 when repaid

1,250 Class C Preferred Shares were issued to the lender also in connection with a $25,000.00 loan to the Company. The loan terms require that the amount must be repaid from proceeds along with $12,500.00 interest after the Company has raised $250,000.00.

Related Party Transactions

Name of Entity:	Brad Wilson
Relationship to Company:	President, Director and shareholder
Nature/amount of interest in the transaction:	Brad Wilson has been signed to a contract as a producer.
Material Terms:	Brad Wilson is entitled to a producer fee. The fee is $100,000.00 total once the total funding is received by Company and Wilson will also receive a monthly payment of $3,000 per month for a total of 17 months at that time.

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details: We determined our pre-money valuation based on multiple factors including: management experience, the industry experience of the team working on the film and revenue projections. The company management team has over thirty-five years of experience in the film industry. Based on this experience, management believes that the film will produce revenues of at least $5,000,000 if it obtains a theatrical release and if the proposed Pay-Per-View event occurs. Determined from the above factors and analysis, management believes that the pre-money valuation for the company is $5,000,000.00. The Company set its valuation internally without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering amount of $10,000.00, we plan to use these proceeds as follows:

*Rise Up Crowdfunding Platform Fees**
7% ($700.00)
*Rise Up Crowdfunding and Cultivate Capital Group LLC will also receive 1.0% of the total amount of Class A Preferred Shares issued in this Offering as an additional fee.

Operations
50% ($5,000.00)
Initial steps of film production and general administrative expenses.

Offering Expenses Including Marketing
40.0% ($4,000.00)
Initial marketing and social media expenses for the Offering. These funds will likely be used to generate additional investors through digital ads and otherwise

If we raise the over-allotment amount of $4,000,000.00, we plan to use these proceeds as follows:

*Rise Up Crowdfunding Platform Fees**
7% ($280,000.00)
*Rise Up Crowdfunding and Cultivate Capital Group LLC will also receive 1.0% of the total amount of Class A Preferred Shares issued in this Offering as an additional fee.

Operations
3.99% ($159,500.00)
Additional steps of film production and general administrative expenses.

Film Production
86.01% ($3,440,500.00)
At present the plan is for pre-production to start once $2,500,000 total has been raised. Should this Offering not raise at least a sufficient amount to produce the film to the satisfaction of the producer, then private money will be sought to finish the budgeting needs. The producer also may determine that the film may be made for a lower budget and may go forward with a lower budget reducing all costs as needed. If the Company raises more than $2,500,000, additional production budget items like special effects, funds for an anticipated pay-per-view premiere will be considered, and an attempt will be made to hire bigger name talent to participate in the film. The specific proposed breakdown is noted above in the section entitled: “Foreseeable Major Expenses Based On Projections.”

Offering Expenses Including Marketing
10.0% ($120,000.00)
Marketing for the Reg CF Offering and the film. General marketing of the Offering to generate additional investors, then marketing costs associated with the film including digital marketing, social media marketing, influencer marketing, distribution marketing and other generalized costs of marketing a motion picture.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

- Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
- Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
- Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that act (15 U.S.C. 80a-3(b) or 80a-3(c));
- Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
- Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
- Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report will be found on the Company's website at www.PalominoMovie.com.

The Company must continue to comply with the ongoing reporting requirements until:

- it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;
- it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;
- it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at https://riseupcrowdfunding.com/co/palomino-the-movie-inc/#/updates

Investing Process

The Company is offering up to $4,000,000.00 (the "Maximum Offering") in Class A Preferred Shares at $10.00 per Share, under Regulation CF (this "Offering"). The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Target Offering Amount") with oversubscriptions to be allocated at the Company's discretion. The Company received commitments from investors in an amount totaling the Target Offering Amount prior to March 12, 2023 (the "Offering Deadline") and has already closed on some funds. If the sum of the investment commitments had not equaled or exceeded the Target Offering Amount by the Offering Deadline, no securities would have been sold in the Offering, all investment commitments would have been cancelled and all committed funds would have been returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The Offering is being made through Rise Up Crowdfunding Portal LLC (the "Intermediary). In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their security, indefinitely and neither the Intermediary nor the Company are required to correct any errors or omissions made by the investor. Investor funds will be held in escrow with Enterprise Bank and Trust until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or a closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card to invest must represent and warrant to not claim fraud or to attempt to chargeback or claw back their committed funds to cancel their investment commitment. Any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or a closing in which the investors funds are being closed.**

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the

Offering at least five days after reaching the Target Offering Amount and providing notice to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive securities in exchange for his or her investment as soon as practicable thereafter. No stock certificates will be issued, all investors shares are uncertificated and are held in electronic form.

Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily.

The minimum amount that an Investor may invest in the Offering is $200.00.

EXHIBIT B TO FORM C FINANCIAL STATEMENTS

Also see Form C-AR for most recent reporting at
https://www.sec.gov/Archives/edgar/data/1992791/000199279124000002/palominoforcar04
2924.pdf

PALOMINO THE MOVIE INC.

(a Florida corporation)

Financial Statements and Audit Report

For the inception period of April 4, 2023 through May 30, 2023

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

June 27, 2023

To: Board of Directors, PALOMINO THE MOVIE INC.

Re: 2023 Inception period Financial Statement Audit

We have audited the accompanying financial statements of PALOMINO THE MOVIE, INC. (a corporation organized in Florida) (the "Company"), which comprise the balance sheets as of May 30, 2023, and the related statements of income, members' equity/deficit, and cash flows for the inception period from April 4, 2023 through May 30, 2023, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the

overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 30, 2023, and the results of its operations, shareholders' equity/deficit and cash flows for the inception period from April 4, 2023 through May 30, 2023 in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, CO

PALOMINO THE MOVIE, INC.
BALANCE SHEET
As of May 30, 2023
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS		**May 30, 2023**
Current Assets		
Cash and cash equivalents	$	13,921
Total current assets		13,921
Total Assets	$	13,921
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
None	$	0
Total Current Liabilities		0
Total Liabilities		0
SHAREHOLDERS' EQUITY		
Common Stock		25,000
Retained deficit		(11,079)
Total Shareholders' Equity		13,921
Total Liabilities and Shareholders' Equity	$	13,921

PALOMINO THE MOVIE, INC.
STATEMENT OF OPERATIONS
For inception period from April 4, 2023 through May 30, 2023
See Independent Auditor's Report and Notes to the Financial Statements

	April 4, 2023 – May 30, 2023
Revenues, net	$ –
Operating expenses	
General and administrative	6,079
Professional fees	5,000
Total operating expenses	11,079
Net Operating Income (Loss)	(11,079)
Tax (provision) benefit	–
Net (loss)	$ (11,079)

PALOMINO THE MOVIE, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For inception period from April 4, 2023 through May 30, 2023
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock $	Retained Deficit	Total Shareholders' Equity
Balance as of April 4, 2023 (inception)	**$ 0**	**$ 0**	**$ 0**
Share issuance	25,000		25,000
Net Income (Loss)		(11,079)	(11,079)
Balance as of May 30, 2023	**$ 25,000**	**$ (11,079)**	**$ 13,921**

PALOMINO THE MOVIE, INC.
STATEMENT OF CASH FLOWS
For inception period from April 4, 2023 through May 30, 2023
See Independent Auditor's Report and Notes to the Financial Statements

		2021
Operating Activities		
Net Income (Loss)	$	(11,079)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
None		
Net cash used in operating activities		(11,079)
Investing Activities		
None		–
Net cash used in investing activities		–
Financing Activities		
Proceeds from capital raising		25,000
Net change in cash from financing activities		25,000
Net change in cash and cash equivalents		13,921
Cash and cash equivalents at beginning of period		–
Cash and cash equivalents at end of period	$	13,921

PALOMINO THE MOVIE, INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report
AS OF MAY 30, 2023

NOTE 1 – NATURE OF OPERATIONS

PALOMINO THE MOVIE, INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Florida on April 4, 2023 and is a company producing a feature-length film about Carlos Palomino, a former world welterweight boxing champion.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

The Company has adopted December 31 as its accounting year-end.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of May 30, 2023, the Company had $13,921.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of May 30, 2023, the Company had no net fixed assets.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's

evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet earned revenue as it continues to be in early-stage development of the Company's filmmaking.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is

a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2023 and has incurred a cumulative loss since inception. The Company's has raised sufficient cash to continue with its development operations.

NOTE 4 – DEBT

The Company has no outstanding debt as of the balance sheet date.

NOTE 5 – INCOME TAX PROVISION

The Company has not yet been required to file a corporate income tax return for the period ended May 30, 2023.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. There is no pending or threatened litigation.

NOTE 7 – EQUITY

The Company has authorized 1,000,000 shares of stock. The Company as Class A common (voting), Class B common (non-voting), and Class A preferred (non-voting) shares. As of May 30, 2023, the Company has issued 100, 201,000, and 198,900 of Class A common, Class B common, and Class A preferred shares, respectively.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company does not have material related party transactions aside from the funds that the shareholders of the Company may extend to the Company to cover operating and set-up costs.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2023, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through a FINRA approved Regulation CF funding portal or broker-dealer.

Management's Evaluation
Management has evaluated subsequent events through June 27, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C
PROFILE SCREENSHOTS
[See attached]

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Palomino The Movie, Inc.

Sherman Oaks, CA

INVEST NOW

$200 minimum investment

$70

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-190 Days left to invest

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Own Part Of A Hollywood Movie That Pays Homage to Hispanic and Latino Communities and the Sweet Science of Boxing

palominomovie.com Social: Follow



Highlights

1. Own real stock in a Hollywood film based on the true story of a world champion boxer who became a movie and television star.
2. A film that accurately and positively portrays the Hispanic and Latino community and will employ numerous Hispanic and Latino actors and crew members.
3. Award-winning producer and composer who have worked on many successful Hollywood films.
4. Investors will have transparency into finances and will be paid back before any profits distributed.
5. Get exclusive behind-the-scenes access to the film being made and get your name in the credits!

Business Overview

Palomino is a Hollywood feature film (a biopic, not a documentary) that details the amazing rags to riches story of former welterweight world champion boxer Carlos Palomino, who grew up a shack in Mexico with no electricity or running water, and became the first world boxing champion to hold a college degree. The film will highlight his inspiring journey from the streets of Mexico to his legal immigration to the United States, where he joined the U.S. Army and became an amateur boxing champion. Carlos ultimately turned pro, won and defended the world title 7 times, then retired from a successful boxing career to become an actor and television star. The team behind the film, made up of award-winning creatives, is developing a uplifting motion picture filled with action and drama that will be an homage to Hispanic, Latino and Mexican American communities in the United States and around the world.


THE UNTOLD TRUE STORY OF A BOXING LEGEND
PALOMINO

Reasons To Invest

♦ Three of the films Producer Brad Wilson worked on with Robert Duvall (*Falling Down*, *Days of Thunder* and *Colors*) account for nearly a quarter of a billion in box office reciepts.

♦ Investor will own part of the movie and share in any profits as well as get their names in the credits and other perks.

♦ Opportunity for anyone, anywhere in the world to own real stock in this Hollywood motion picture for as little as $200.


Click Here to Receive Updates
About This Stock Offering

The Problem

Roles for Hispanic, Latino and Mexican-American actors and job opportunities for crew members from those communities are very underrepresented in Hollywood. Hispanic culture is rarely portrayed realistically or authentically. Most films stereotype these communities and only have minor supporting roles, at most, for Hispanic, Latino and Mexican-American actors and few jobs for crew members. *Variety* reported that while Latinos are more than 19% of the U.S. population, they make up only 5.2% of lead movie roles and only 5.1% of co-leads in ensemble productions. Just as important, the U.S. Latino market accounts for 23% of all moviegoers and purchased 29% ($2.9 billion) of all movie tickets in *Variety's* report. It is clear that the need for quality Hollywood films for this market exists.

Additionally, *Palomino* is a film all audiences will enjoy, not just Hispanic, Latino and Mexican-American moviegoers. People are looking for entertaining films with positive role models and inspiring messages. In a world with so much negativity and conflict, we believe people are looking for escapism and entertainment they can enjoy without any hidden agenda. *Palomino* will be a film made to entertain everyone, not preach to them or anger them with divisive viewpoints.

"I wanted my story told to help inspire Hispanics and Latinos in America and around the world. If a guy like me born into poverty in Mexico can make it, anybody can."

Carlos Palomino

The Solution

Palomino is a film that all audiences will enjoy, but that also shows Hispanic, Latino and Mexican-American culture featured in a positive manner with real actors and crew members from those communities making the film culturally authentic.

The film is filled with positive role models from minority cultures and stays away from negativity, politics, or any messaging that would alienate or create divineness in the potential moviegoing audience. *Palomino* will be a throwback film to the times when you could go to the movies and be entertained by what you saw on the screen, not angered by any agenda of the filmmakers being forced upon you.

We believe people who see *Palomino* will leave happy, satisfied, inspired and excited to have seen a Hollywood film that was made solely to entertain them, like in the old days.

"When they first approached me about making a Hollywood movie about my life, I thought 'My story is so incredible, nobody is going to believe it's true'"

Carlos Palomino


Click Here to Receive Updates
About This Stock Offering

The True Story To Be Depicted In The Film

Carlos is born into an impoverished family in Mexico. He is very ill as a baby, and his mother prays to the Virgin Mary promising if he heals, she will dress him in robes and let his hair grow in the style of Jesus Christ. As Carlos gets better, his mother starts dressing him as a girl causing him to be made fun of and to get beat up in the streets.


STOP

Carlos' father is viciously stern to his children, particularly Carlos. He never shows Carlos affection and constantly encourages Carlos to "do more, do better." He makes Carlos and his brothers fight each other to entertain himself.



The Palomino family legally immigrates to California when Carlos is 10. Years later, Carlos is drafted into the U.S. Army during the Vietnam War. The Army sees something in the street fighting young man and teaches him the "sweet science" of boxing. Carlos becomes a two-time Army boxing champion and national AAU champion.


ARMY
AIR

Despite being the best welterweight at the Olympic trials, Carlos is devastated as he is passed over for an inferior fighter on the Olympic boxing team. After being honorably discharged from the Army, Carlos goes back to college and earns his degree. With job prospects minimal, Carlos decides to test his skills as a professional boxer.


LONSDAL
LONDO

Despite no money for training, Carlos keeps going, with his father's admonition to "do more, do better" driving him. In his 8th pro fight, he suffers a serious injury to his shoulder and the doctors tell him he will never fight again. Carlos overcomes the injury, trains with one arm, works through incredible pain, and finds healing through an unlikely source. He gets back in the ring, keeps winning, and earns a world title shot.



Just before the championship bout, Carlos hears words from his father at a family gathering he had never heard before. After years of never acknowledging any of Carlos's achievements, his father tells Carlos, "Good luck. Be careful" in front of the entire stunned family. Despite being a heavy underdog fighting in world champion John Stracey's faraway hometown of London, Carlos overcomes the odds and knocks out Stracey, and becomes the WBC world welterweight champion.


GOLA

After several successful title defenses, Carlos eventually loses two brutal fights and keeps a promise to his mother to retire from boxing at age 30 while he still has his health. Carlos turns to acting, starring in one of the most popular commercials of all time, and in TV shows and movies.



Carlos convinces his little brother Paul, an extremely talented 17-year-old amateur boxer, to postpone a pro career to do something Carlos did not have the opportunity to do: Represent the United States in the Olympics.

Carlos drops Paul off at the airport to join the Olympic team on a trip to Poland, and as he walks away, Paul turns and tells Carlos: "I'm doing this for you."



The plane crashes in Poland, killing Paul and the entire U.S. Olympic Boxing team. Carlos is devastated. After overcoming astronomical odds to become a success, Carlos does not feel the death of his little brother is something he will ever overcome.



Worst U.S. sports tragedy

U.S. amateur boxing team wiped out in Poland crash

(From News Services)

The 22-member U.S. amateur boxing team was among some 87 passengers killed March 14 when a Polish airliner crashed into an old fortress near Warsaw Airport.

Fourteen boxers, ranging in ages from 17 to 24 years old, and eight team officials, including coaches, referees and a doctor and nurse, died in the crash of the Soviet-built Ilyushin 62 jet owned by LOT Airlines.

Four of the dead, flyweight Lonnie Young of Philadelphia; bantamweight Jerome Stewart, U.S. Navy, Norfolk, Va.; light welterweight Lemuel Steeples, St. Louis, Mo. and Byron Lindsay of San Diego, Calif., were regarded as top prospects for the 1980 Olympics.

The boxers were to have taken part in three-day matches against the Polish national team in Katowice and Krakow.

Also among the victims was Tom "Sarge" Johnson, of Indianapolis, a well-known boxing coach who supervised the 1976 U.S. Olympic team which won five gold medals. Johnson coached scores of young boxers including WBC welterweight champion Sugar Ray Leonard.

Witnesses said the plane, with 77 passengers and 10 crewmembers, dropped suddenly from an altitude of 300 feet as it approached a landing at Okecie International Airport and smashed about two miles from the runway.

The accident occurred under sunny skies with perfectly clear visibility, and sources said the plane apparently had developed engine trouble. The pilot had radioed that he would attempt to [illegible] Palomino, and Richard Robinson of Seattle, Wash.

Also killed was Byron Payton, Troup, Texas; Andrew McCoy, New Bedford, Mass.; Walter Harris, San Francisco; Elliott Chavis, Fort Bragg, N.C.; Kelvin Anderson, Hartford, Conn.; Byron Lindsey, San Diego; Tyrone Clayton of Philadelphia, and Col. Bernard Callahan, referee-judge, Gettysburg, Pa.

Robert Surkein, National Amateur Athletic Union Boxing chairman, said he selected the entire 22-member team to participate in the Katowice and Krakow matches.

"This was a selected group of boxers under an international program which we were developing," he said. "These were young men who came up the hard way, who haven't been out of the country. They were looking forward to representing their country," Surkein said.

"Steeples was probably the best known name but that is not the issue. Without a doubt he was the one of two boxers in his weight class. All our kids we send overseas are competitive with the rest

Photo shows tail section of Polish jetliner which crashed near Warsaw Airport in Poland March 14.

Still unable to shake the tragedy of his brother's death, Carlos is dealt another blow as his father falls gravely ill. Carlos's father passes away without ever explaining why he always implored Carlos to "Do More, Do Better."



Carlos decides to pay homage to his father and brother in a way only he can. At age 47, weighing only ½ pound more than when he retired 18 years earlier, Carlos mounts an improbable comeback in the ring, shocking the sports world by knocking out a two-time world champion in a rousing bout that leaves the crowd on its feet chanting "Palomino, Palomino."



The Market

Boxing films have huge potential. Films like *Rocky, Million Dollar Baby, Creed, Raging Bull* and others have not only been box-office hits pulling in hundreds of millions of dollars, but also have received critical acclaim and numerous awards. And with so many avenues for watching and streaming entertainment, it's easier than ever to reach an audience.


ROCKY
BOX OFFICE: $225M
Cinderella Man
BOX OFFICE: $108M
THE FIGHTER
BOX OFFICE: $129M
CREED
BOX OFFICE: $173M
BOX OFFICE: $216M
WILL SMITH
ALI
BOX OFFICE: $87M

There is a huge market for films that Hispanic, Latino and Mexican-American audiences will enjoy. As noted above, *Variety* reported that U.S. Latino market accounts for $2.9 billion of all movie tickets sold in *Variety's* report. It is clear that the need for quality Hollywood films for this market exists.

Additionally, the Latin American distribution market is one we feel could be very promising for *Palomino*. In 2021, Latin America box office gross totaled about $900,000,000 with Mexico alone accounting for over $350,000,000 according to *Statista*.


Click Here to Receive Updates
About This Stock Offering

"When they told me that we were also going to let anyone anywhere in the world own part of the movie along with me, they had me sold."

Carlos Palomino

How We Are Different

We're offering a chance to be a part owner of a real Hollywood feature film to anyone, regardless of how wealthy or well-connected you are.

As seen with *Veronica Mars* and *Super Troopers 2*, crowdfunding a film is not a new concept. However, what sets us apart is we are offering our investors an opportunity to actually share in the profits - without any "Hollywood Accounting." If you invest in *Palomino*, you will own real stock in our company which owns the film and you will share in any profits we make, as well as get some cool perks like your name in the credits!

"The WBC is grateful for the opportunity for this movie to be made and to be a part of it."

Former WBC Bpard Of Governors Haig Kelegian

Perks!

Check out the perks you get for investing by clicking Perks in the side bar or clicking here. The following chart is an overview of the perks you receive at various levels of investment - but read the Perks page to learn all the details!


PALOMINO PERKS: THE MORE YOU INVEST, THE MORE YOU GET
EVERY INVESTOR GETS:
EXCLUSIVE BEHIND-THE-SCENES ACCESS
REAL STOCK IN THE COMPANY
NAME IN THE CREDITS
NAME ON WALL OF INVESTORS
$200+
$500+
$1K+
$5K+
$10K+
$25K+
$50K+
SCRIPT
SIGNED SCRIPT
MINI POSTER
TICKETS
FULL SIZE POSTER
SIGNED BOXING GLOVES
INVITE TO THE SET
EXTRA IN THE FILM
DIRECTOR'S ROW
EXECUTIVE PRODUCER CREDIT
CAMEO In THE FILM


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About This Stock Offering

How You Can Make Money

There are no guarantees in any investment or that any film will make a profit, but we want to take care of our investors if the film is profitable. We will use the funds raised in this offering and from any other investors or sources to make Palomino. How the film generates revenues depends on its distribution. It could be released theatrically, and it could be released online or on a streaming service. We also plan, but cannot guarantee we will be able to, do a Pay-Per-View launch of the film to be promoted like a big-time boxing event. Regardless of how Palomino is released and distributed, our plan is to first pay all expenses and then any funds remaining will be profits to the company you invest in. Our intention is to use those profits to pay all investors back their investment first on a pro rata basis until all investors are paid in full, and then any remaining profits will be split by shareholders in Palomino The Movie, Inc. based on the percentage of shares each investor owns. The more shares you buy, the bigger portion of those remaining profits you could receive.

Transparent Accounting

Our goal is to provide transparency to our investors. We won't do what so many traditional Hollywood films do and use "Hollywood Accounting" to make sure certain people line their pockets, and that others do not. For example, Forrest Gump had $660 million in ticket sales, but the film was never "profitable" because certain people and companies were paid first, so there would be no "profits" in the end. With our film, we are striving to only pay for services needed to make, market and distribute the film, and we will disclose all of this in the financials we post for our investors on an annual basis. If the film makes money, you will see that in the financials, and know where every dollar goes.

You will know where money is spent, you will know who gets paid and when they get paid, and you will know what profit exists, and what part of that is yours, if the film is profitable.

Traction


2023
2023
2023
2023
2023
PALOMINO
PPV
PAY PER VIEW
WBC
February (Febrero)
Palomino The Movie, Inc. obtains exclusive rights to Carlos Palomino's story.
February (Febrero)
Award-Winning Brad Wilson signs on as the film's producer
February (Febrero)
Carlos Palomino signs on as Executive Producer
May (Mayo)
Pay Per View distribution LOI executed
May (Mayo)
World Boxing Council signs on as advisor

We have a strong start on creative aspects and partnerships and we're building an audience

♦ Contracts signed or in progress with the Award-winning producer, executive producer, Award-winning composer, and others

♦ Established the movie's website and social media accounts where we are building an audience

♦ Pay-per-view distribution LOI signed even before film has been made

♦ Partnerships with organizations like the World Boxing Council (WBC) the oldest and most respected boxing sanctioning body, in place to assure authenticity and additional publicity.

Our Team



Brad Wilson
Producer

In 1985, Brad Wilson began an eleven-year alliance with Academy Award winning actor Robert Duvall, operating Robert Duvall Productions in New York. This alliance encompassed 18 feature films, among them: *Colors* with Sean Penn, *Days Of Thunder* with Tom Cruise and Nicole Kidman and *Falling Down* with Michael Douglas.

Wilson also worked with Duvall on some of his most memorable television roles, including the CBS miniseries *Lonesome Dove* and the HBO epic *Stalin* shot in location in Moscow.

His films have won awards at the Berlin Film Festival, The America Cinema Foundation, The Chicago Film Critics Association, Emden International Film Festival, Nederlands Film Festival, Westchester New York International Film Festival, Stony Brook Film Festival and The Santa Clarita International Film Festival.

Mr. Wilson is a member of the Academy of Television Arts & Sciences and a charter member of the Texas Radio Hall of Fame.


WBC

Carlos Palomino
Executive Producer

Born in San Luis de Colorado, Mexico, Carlos Palomino arrived in the United States at the age of ten. While serving in the U.S. Army in 1971 and 1972, Palomino was All-Army welterweight champion. In 1972 he also won the National AAU championship when he defeated eventual Olympic gold medalist Sugar Ray Seales.

That same year, he turned pro and Palomino would soon be matched with WBC champion John Stracey of England. Stracey and Palomino met June 22, 1976 at Wembley. Palomino dropped the champion twice in the 12th round before the referee halted the contest and declared Palomino winner. and new WBC Welterweight World Champion. Pallomino defended the title seven times before he retired to pursue an acting career that has led to more than 40 appearances in films and television shows. Palomino ventured back to boxing for five bouts between 1997 and 1998 before retiring from the ring for good with a 31-4-3 (19 KOs) record. He was inducted into the International Boxing Hall of Fame in 2004.



Steve Dorff
Composer

Industry observers have dubbed multiple award winning Steve Dorff an enigma who has evolved into a gifted composer in every musical field. There is no way to capture the diversity he regularly displays scoring major motion pictures, television, theater, or via an array of # 1 hit songs. In addition to winning the NSAI Songwriter of the Year award, Dorff has also been honored with more than 40 BMI, and 11 Billboard #1 awards. Mr. Dorff was inducted into the prestigious Songwriters Hall of Fame in June, 2018.

His was a formidable breakthrough, accelerated through a highly productive association with the legendary Clint Eastwood, beginning with "Every Which Way But Loose". This out-of-the-box smash soon paved the way for a raft of compositions reflecting all musical genres, from contemporary sounds to haunting orchestral melodies. Three-time Grammy nominee and a fixture on the nation's charts, his dossier includes nine #1 film songs and 15 Top 10 hits, including the Kenny Rogers' classic "Through The Years", a BMI 3 million performance song, as well as "I Just Fall In Love Again " the Anne Murray record that captured Billboard's #1 Song Of The Year honors. His many songs have been sung by some of the greatest artists of our time—Barbra Streisand, Celine Dion, Whitney Houston, George Strait, Vanessa Williams and countless others. Emmy Nominee for six television compositions, his credits are exemplary and include such stalwarts as "Murphy Brown" and "Murder She Wrote". You'll also find his name on evergreens like "Growing Pains", "Alien Nation", "Spenser: for Hire", "Major Dad", "Columbo", "Reba" and the ABC hit "Rodney". Dorff's many movie songs and scores have been featured in "Bronco Billy", "Blast From The Past", "Rocky IV", "Pure Country", "Tin Cup", "Michael", "Dudley Do-Right", "Dancer, Texas", "The Last Boy Scout", "Curly Sue" and "Honky Tonk Man".


W.B.C
adidas

World Boxing Council
Advisors

The World Boxing Council is a non-profit consisting of 166 countries with their respective confederations whose main function is to make boxing a fair and safe sport. With the leadership of its President Mr. Mauricio Sulaiman, the WBC continues to work to enhance boxing, as well as to protect the health and well-being of all boxers above any interest, always promoting its values: loyalty, justice, integrity and respecting the social commitment that supports its history.


Click Here to Receive Updates
About This Stock Offering

Important Note

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

E

XHIBIT D TO FORM C
VIDEO TRANSCRIPT

CARLOS PALOMINO

When they first approached me about making a Hollywood movie about my life, I thought, "My story is so incredible. Nobody's going to believe it." I wanted my story told to help inspire Hispanics and Latinos in America and around the world. If a guy like me born into poverty in Mexico can make it, anybody can.

BRAD WILSON

We could have gone the traditional route and let a few rich and well-connected people finance the film. But we could not pass up the opportunity to let anyone anywhere in the world own part of the movie along with us, regardless of how much money they made or even if they knew anything about Hollywood.

CARLOS PALOMINO

When they told me that we were going to let anyone anywhere in the world own part of this movie along with me, they had me sold.

The Mexican American community has always supported me. Hispanics and Latinos have always supported me. It's my turn to give back and to let everyday people be part of a making of a Hollywood movie, to peek behind the scenes, to get their names in the credits, to have a chance to help make a great film that the whole family could enjoy.

I love that whether you're rich or poor, Hispanic, Latino, Black or white, this is a film you can get behind. I also love that we will have a lot of roles in the film for Hispanics and Latino actors, and more than that, for our crew.

The film explores my childhood and things like why my mother dressed me like a little girl until I was seven. Why my father made my brother and I fight to entertain him. Why nothing I ever did was good enough for my father. He always wanted me to do more, do better.

I served in the US Army. I graduated from college in America. I became a United States citizen. I became a world champion boxer. I defended my title many times and kept a promise to my mother to retire from boxing before I turned 30.

Then I got to do TV commercials, and act in movies and television shows. It's hard to imagine any of those things happening to a boy who lived in a tiny shack in Mexico with dirt floors and no running water.

HAIG KELEGIAN

Carlos was one of the great champions of the WBC. The WBC is extremely proud of having him as a champion. His fights were always exciting and fought a lot of the big fighters. I don't think there was a bigger star in boxing at that time other than Carlos.

BRAD WILSON

Palomino is going to be one of the latest in the long line of great boxing movies, Rocky, Raging Bull, Million Dollar Baby, and Creed.

HAIG KELEGIAN

The WBC is grateful for the opportunity for this movie to be made and for the WBC to be part of it. In fact, I support it so much. I probably will be an investor.

BRAD WILSON

Invest in our Hollywood movie today.

CARLOS PALOMINO

Whereas a little as $200 you can get real stock in the company that owns the movie, behind the scenes access into the film being made and your name in the credits.

Invest in Palomino today.

EXHIBIT E TO FORM C
SUBSCRIPTION AGREEMENT

Palomino The Movie, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Shares of Palomino The Movie, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(E-Mail Address)

Number of securities:

Aggregate Subscription Price:

TYPE OF OWNERSHIP:

If the Subscriber is individual:	If the Subscriber is not an individual:
Individual	
☐ Joint Tenant	
☐ Tenants in Common	
☐ Community Property	

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The undersigned subscriber understands that Palomino The Movie, Inc. (the "Company"), is offering a minimum of Ten Thousand Dollars and No Cents ($10,000.00) up to a maximum of Four Million Dollars ($4,000,000.00) of Class A Preferred Shares (the "Securities") in a Regulation Crowdfunding offering (the "Offering"). This offering is made pursuant to the Form C filed by the issuer or any updates to said Form C. (the "Form C"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Securities Act of 1933 (the "Act") and Regulation Crowdfunding under the Act ("Regulation Crowdfunding" or "Regulation CF") and without registration of the Securities under the Act.

1. **Subscription**. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. **Acceptance of Subscription and Issuance of Securities**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at a Closing as referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. **Closing**. The first closing of the purchase and sale of the Securities (the "Closing") shall take place after 21 days following the filing of the Company's Form C or at such other time and place as the Company may designate by notice to the undersigned.

4. **Payment for Securities.** Payment for the Securities shall be received by a qualified third party (the "Escrow Agent") from the undersigned by payment via credit card, debit card, ACH or wire transfer of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon each Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by the Company or an SEC licensed transfer agent which books and records shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding.

(a) The Company is offering up to $4,000,000.00 (the "Maximum Offering") of the Securities under Regulation CF. The Company is attempting to raise a minimum amount of $10,000 in this Offering (the "Minimum Offering") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Minimum

Offering by a deadline set by the Company and set out in its Form C (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Offering by the Offering Deadline and the Offering Deadline is not extended, no Securities will be sold in the Offering, all investment commitments will be cancelled, and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

(b) The Offering is being made through Rise Up Crowdfunding Portal LLC (the "Intermediary"). In order to purchase the Securities, the undersigned agrees to complete the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If you make an investment commitment under a name that is not your legal name, you may be unable to redeem your Security indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by you. Investor funds will be held in escrow with the Escrow Agent until the Minimum Offering amount of investments is reached. You may cancel an investment commitment until 48 hours prior to the Offering Deadline or a closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. If you use a credit card to invest, by signing below you represent and warrant to not claim fraud or claw back your committed funds or to otherwise attempt a "chargeback" to cancel your investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or closing.

(c) The Company will notify you when the Minimum Offering has been reached. If the Company reaches the Minimum Offering prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Offering and providing notice to you. If any material change (other than reaching the Minimum Offering) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to you and receive reconfirmations from you if you have already made a commitment. If you do not reconfirm your investment commitment after a material change is made to the terms of the Offering, your investment commitment will be cancelled, and your committed funds will be returned without interest or deductions. If you do not cancel an investment commitment before the Minimum Offering amount is reached, the funds will be released to the Company upon closing of the Offering and you will receive the Securities in exchange for your investment. Any investor funds received after the initial closing will be released to the Company upon a subsequent closing and the investor will be notified via e-mail of the issuance of their Securities, which will be held in book entry form and will not be certificated in exchange for his or her investment as soon as practicable thereafter.

(d) Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of your subscription, your funds will be returned without interest or deduction.

(e) The price of the Securities was determined arbitrarily. The minimum amount that you may invest in the Offering is $200.00

5. **Representations and Warranties of the Company**. As of the Closing, the Company represents and warrants that:

(a) The Company is duly formed and validly existing under the laws of Florida with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

(b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form

C.

(c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **Representations and Warranties of the Undersigned**. The undersigned hereby represents and warrants to and covenants with the Company that:

(a) *General.*

(i) The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

(ii) The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

(iii) The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

(iv) Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(v) The undersigned has been informed and is aware that the Securities do not have voting rights.

(b) *Information Concerning the Company.*

(i) The undersigned has reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained

in the Form C to make the decision to purchase the Securities.

(ii) The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities, including a total loss of the amount invested.

(iii) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Rise Up Crowdfunding Portal LLC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Rise Up Crowdfunding Portal LLC, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Rise Up Crowdfunding Portal LLC, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Rise Up Crowdfunding Portal LLC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

(iv) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(v) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(vi) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

(vii) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(viii) Undersigned has up to 48 hours before a closing in which undersigned’s shares will be issued to cancel the purchase and get a full refund

(c) *No Guaranty*. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

(d) *Status of Undersigned.* The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own

legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(e) *Restrictions on Transfer or Sale of Securities.*

(i) The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(ii) The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

(iii) The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

7. **Conditions to Obligations of the Undersigned and the Company**. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. **Revisions to Manner of Holding**. In the event that the Company decides in its discretion to create or convert to an entity whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPV") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Company.

9. **Obligations Irrevocable**. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. **Waiver, Amendment**. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party

against whom any waiver, change, discharge or termination is sought.

11. **Assignability**. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. **Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.**

13**. Submission to Venue and Jurisdiction and Governing Law.** With respect to any suit, action, arbitration or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings") or related to this Subscription Agreement or the Offering in any manner, the undersigned irrevocably submits to venue and jurisdiction of the federal or state courts or an arbitration forum located in Tampa, Hillsborough County, Florida which submission shall be exclusive regardless of the state or country of residence of the undersigned. Any Proceedings shall be governed by and construed in accordance with the laws of the State of Florida, without regard to conflict of law principles thereof.

14. **Section and Other Headings. T**he section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

15. **Counterparts**. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

16. **Notices**. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the addresses provided by the undersigned in the application process to purchase the Securities.

17. **Binding Effect**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

18. **Survival**. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

19. **Notification of Changes**. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

20. **Severability**. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

21. **No Certificates**. You will be notified via e-mail of the issuance of your Securities when compliance is complete and a closing takes place involving your investment. All Securities are held in book entry form and no certificates will be issued.

EXHIBIT F TO FORM C
DISCLAIMERS

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED “RISK FACTORS.”

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C AND OFFERING STATEMENT, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AND OFFERING STATEMENT AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR’S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN

EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE.

FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX. EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES

Forward Looking Statement Disclosure

This Form C, Offering Statement and any documents incorporated by reference herein or

therein contain forward- looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C and Offering Statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward- looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this Form C and Offering Statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C and Offering Statement , you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C, Offering Statement and/or any documents incorporated by reference herein or therein speaks only as of the date of this Form C and Offering Statement. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television, Radio, Video, Podcast and Streaming Presentation

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C and Offering Statement Accordingly, the statements made in the Presentation, unless reiterated in the Form C and Offering Statement provided herein, should not be applied to the Company's business and operations as of the date of this offering and should not be relied upon in making an investment decision. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT G TO FORM C
ADDITIONAL CORPORATE DOCUMENTS

Electronic Articles of Incorporation
For

P23000026700
FILED
April 03, 2023
Sec. Of State
tburch

PALOMINO THE MOVIE, INC.

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

PALOMINO THE MOVIE, INC.

Article II

The principal place of business address:

4750 KESTER AVENUE
UNIT 7
SHERMAN OAKS, CA. US 91403

The mailing address of the corporation is:

4750 KESTER AVENUE
UNIT 7
SHERMAN OAKS, CA. US 91403

Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV

The number of shares the corporation is authorized to issue is:

1000000

Article V

The name and Florida street address of the registered agent is:

KENDALL ALMERICO
17940 GULF BLVD
4A
REDINGTON SHORES, FL. 33708

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: KENDALL ALMERICO

P23000026700
FILED
April 03, 2023
Sec. Of State
tburch

Article VI

The name and address of the incorporator is:

KENDALL ALMERICO
17940 GULF BLVD
4A
REDINGTON SHORES, FL 33708

Electronic Signature of Incorporator: KENDALL ALMERICO

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: P
BRAD WILSON
4750 KESTER AVENUE UNIT 7
SHERMAN OAKS, CA. 91403 US

Title: D
KENDALL ALMERICO
17940 GULF BLVD #4A
REDINGTON SHORES, FL. 33708 US

Article VIII

The effective date for this corporation shall be:

04/04/2023

FLORIDA DEPARTMENT OF STATE
Division of Corporations

September 7, 2023

Re: Document Number P23000026700

The Amended and Restated Articles of Incorporation for PALOMINO THE MOVIE, INC., a Florida corporation, were filed on September 6, 2023.

Should you have any questions concerning this matter, please telephone (850) 245-6050, the Amendment Filing Section.

Neysa Culligan
Regulatory Specialist III
Division of Corporations

Letter Number: 523A00020570

Account number: FCA000000015

Amount charged: 35.00

www.sunbiz.org

Division of Corporations - P.O. BOX 6327 -Tallahassee, Florida 32314

FILED

2023 SEP -6 AM 11: 54

SECRETARY OF STATE
TALLAHASSEE, FLORIDA

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
PALOMINO THE MOVIE, INC.

The undersigned hereby amends the organizational documents for a for profit corporation under the provisions of the Florida Business Corporation Act, and pursuant to the following Amended and Restated Articles of Incorporation adopted by the Board of Directors of the Corporation (shareholder approval was not required) on September 5, 2023. All amendments were adopted by the Board of Directors on September 5, 2023 and are effective as of that date, and shareholder approval was not required for any of the amendments. These restated articles consolidate all amendments into a single document. This Amended and Restated Articles of Incorporation is being filed pursuant to Florida Statutes, s. 607.0120(11)(e).

ARTICLE I

The name of the corporation is: Palomino The Movie, Inc.

RESTATED ARTICLE II

The principal place of business address: 17940 Gulf Blvd #4A, Redington Shores, Florida 33708

The mailing address of the corporation is: 17940 Gulf Blvd #4A, Redington Shores, Florida 33708

RESTATED ARTICLE III

The corporation is organized to transact any or all lawful business for which corporations may be incorporated under the Florida Business Corporation Act as it now exists or may hereafter be amended or supplemented, and the corporation shall have and may exercise any and all powers conferred from time to time by law upon corporations formed under that Act.

RESTATED ARTICLE IV

The number of shares the corporation is authorized to issue is: 1,000,000

(a) Classes of Stock. The corporation is authorized to issue a total of one million (1,000,000) shares of capital stock. The classes and the aggregate number of shares of stock of each class that the corporation has authority to issue are as follows: (a) one hundred (100) shares of Class A Common Stock ("Class A Common Stock"); (b) two hundred and one thousand (201,000) shares of Class B Common Stock ("Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"); and (c) seven hundred ninety-eight thousand, nine hundred (798,900) shares of Class A Preferred Stock ("Class A Preferred Stock").

(b) Common Stock and Preferred Stock. The Board of Directors of the corporation is expressly authorized to fix the number of shares constituting each series of Common Stock and

the designation of the series, the voting powers, if any, of the shares of the series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions, of the shares of each series. The powers, preferences, and relative, participating, optional, and other special rights of each series of common stock, and the qualifications, limitations, or restrictions of each series, if any, may differ from those of any and all other series at any time outstanding.

(c) The Board of Directors of the corporation is expressly authorized to provide, out of the unissued shares of preferred stock, one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers, if any, of the shares of the series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions, of the shares of each series. The powers, preferences, and relative, participating, optional, and other special rights of each series of preferred stock, and the qualifications, limitations, or restrictions of each series, if any, may differ from those of any and all other series at any time outstanding.

(d) Voting. Except as required by the Florida Business Corporation Act or any designation with respect to any preferred stock of the corporation, the entire shareholder voting power shall be vested solely and exclusively in the holders of the Class A Common Stock. Except as required by the Florida Business Corporation Act, each holder of Class A Common Stock, as such, shall be entitled to one (1) vote for each share of Class A Common Stock held of record by the holder on all matters on which shareholders generally are entitled to vote. Each holder of Class B Common Stock, as such, shall have no voting rights and shall not have the right to participate in any meeting of shareholders or to have notice of those meetings. Each holder of Class A Preferred Stock, as such, shall have no voting rights and shall not have the right to participate in any meeting of shareholders or to have notice of those meetings.

(e) Other Rights of Common Stock. The President of the corporation or the Board of Directors may call a special meeting of the shareholders at any time, and the Board of Directors of the corporation shall call a special meeting of the shareholders at the written or electronic request of the holder or holders of not fewer than 50% of all shares entitled to vote on any issue at a special meeting of shareholders. Except as provided in this Article IV, each share of Class A Common Stock will have the same rights as every other share of Class A Common Stock. Each share of Class A Common Stock shall be entitled to share equally in dividends declared and paid by the corporation from legally available funds. In the case of voluntary or involuntary liquidation, sale or distribution of assets, dissolution, or winding up of the corporation, holders of the Class A Common Stock Common Stock are entitled to receive a pro rata share of the amount distributed. Except as provided in this Article IV, each share of Class B Common Stock will have the same rights as every other share of Class B Common Stock. Each share of Class B Common Stock shall be entitled to share equally as a class in dividends declared and paid by the corporation from legally available funds, but shall receive 1/100th of the amount of dividends paid to holders of Class A Common Stock or Class A Preferred Stock. In the case of voluntary or involuntary liquidation, sale or distribution of assets, dissolution, or winding up of the corporation, holders of the Class B

Common Stock Common Stock are entitled to receive 1/100th of the amount distributed or otherwise paid per share to holders of Class A Common Stock or Class A Preferred Stock.

RESTATED ARTICLE V

The street address of the initial registered office of the corporation is 17940 Gulf Blvd #4A, Redington Shores, Florida 33708, and the name of the corporation's initial registered agent at that address is Kendall Almerico.

RESTATED ARTICLE VI

The existence of the corporation and the effective date and time of these Articles of Incorporation will commence at the time and on the date these Articles of Incorporation are filed with the Florida Department of State. The corporation shall have perpetual existence unless sooner dissolved according to law.

RESTATED ARTICLE VII

The power to adopt the bylaws of the corporation, to alter, amend, or repeal the bylaws, or adopt new bylaws, shall be vested in the Board of Directors of this corporation; provided however, that any bylaw or amendment to a bylaw adopted by the Board of Directors may be altered, amended, or repealed by the vote of shareholders entitled to vote on the bylaw or amendment, or a new bylaw in lieu of any existing bylaw may be adopted by the shareholders entitled to vote on the bylaw, and the shareholders entitled to vote on any bylaw may prescribe in any bylaw made by them that the bylaw may not be altered, amended, or repealed by the Board of Directors.

RESTATED ARTICLE VIII

The business and affairs of the corporation shall be managed by or under the direction of the board of directors. The number of directors of the corporation shall be determined in the manner set forth in the bylaws of the corporation. Elections of directors need not be by written ballot unless the bylaws of the corporation shall so provide.

The corporation shall have two directors initially. The number of directors may be either increased or diminished from time to time, as provided in the bylaws. The name and street address of the initial directors are as follows:

Brad Wilson
4750 Kester Avenue, Unit 7
Sherman Oaks, CA 91403

Kendall Almerico
17940 Gulf Blvd #4A
Redington Shores, FL 33708

EXECUTED: 09 / 05 / 2023 ,

PALOMINO THE MOVIE, INC.

By: *Brad Wilson*
Brad Wilson, President

FILED
2023 SEP -6 AM 11:54
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

BYLAWS
OF
PALOMINO THE MOVIE, INC.

ARTICLE I. INTERPRETATION

Section 1. Defined Terms.

As used in these Bylaws, the following capitalized terms have the respective definitions attributed to them:

> "Articles" means the Articles of Incorporation of the corporation as currently in effect and as later amended, restated, or corrected.
>
> "Board" means the Board of Directors of the corporation.
>
> "Bylaws" means these Bylaws of the corporation as currently in effect and as later amended or restated.
>
> "Seller" means a shareholder or a non-exempt transferee who is obligated to sell shares to the corporation pursuant to these Bylaws.
>
> "Transfer Shares" means shares that are the subject of a transfer by a shareholder to a person who is not an exempt transferee.

Section 2. Other Recurring Words.

As used in these Bylaws, (a) the word "including" is always without limitation, (b) the words "consent" and "approval" are synonymous, (c) masculine words should be construed to include correlative neuter and feminine words, (d) words in the singular number include words in the plural number and vice versa, (e) every reference to a "shareholder" means a shareholder of the corporation, (f) every reference to "shares" means shares of the corporation's capital stock, (g) every reference to the "corporation" means Palomino The Movie, Inc., a Florida corporation, and (h) the following uncapitalized words and terms have the respective meanings ascribed to them:

> "*days*" means calendar days, including Saturdays, Sundays, and holidays recognized by the corporation.
>
> "*person*" includes, in addition to a natural person, a group, trust, syndicate, corporation, cooperative, association, partnership, business trust, joint venture, limited liability company, unincorporated organization, and government or governmental authority.
>
> *"pro rata"* means in the proportion that the item being measured for each shareholder to whom the measurement is applicable bears to the total amount of that item for all shareholders to whom the measurement is applicable.

ARTICLE II. OFFICES OF CORPORATION

Section 1. Registered Office.

The registered office of the corporation will be located within the State of Florida and can be (but need not be) the same as the corporation's principal business office, if it is located within the State of

Florida. The initial registered office and registered agent of the corporation will be as set forth in the Articles. The Board may change the registered office or registered agent of the corporation and delete the name and address of the initial registered agent and officer from the Articles at any time and from time to time, effective upon making the appropriate filings with the Florida Department of State.

Section 2. Principal and Other Offices.

The principal office of the corporation will be located at the same place that is designated as the principal office of the corporation in the most recent uniform business report filed by the corporation with the Florida Secretary of State or in the Articles of Incorporation filed by the corporation with the Florida Secretary of State (until the corporation files its first uniform business report). The corporation may establish and maintain any other office designated by resolution of the Board or required from time to time by the business operations of the corporation. The corporation shall maintain at its principal office a copy of the records specified in these Bylaws.

ARTICLE III. SHAREHOLDERS

Section 1. Annual and Regular Meetings.

The corporation shall hold an annual meeting of shareholders who are entitled to vote during the month of April of each year, on a date and at a time and place either in or out of the State of Florida, determined by the President or by resolution of the Board, for (a) the election of directors, (b) the selection of the corporation's independent certified public accountants for the ensuing year, (c) the determination of whether those accountants will audit, review, or compile the corporation's financial statements for the year then ending, and (d) the transaction of any other proper business. If the corporation does not hold an annual meeting of shareholders during the month of September by oversight or otherwise, the corporation shall hold a special meeting of shareholders, as soon as practical, and the transaction of any business at that special meeting will have the same validity as if those actions occurred at an annual meeting of shareholders.

The corporation may hold regular meetings of shareholders without further notice on the dates and at the times and places (and with the means of remote communications, if any) the Board designates at the beginning of each calendar year with ten days' advance notice to the shareholders. Unless otherwise designated by the President or the Board by resolution, every annual and regular meeting of shareholders will be held at the principal office of the corporation. Holders of the corporation's Class B Common Stock or the corporation's Class A Preferred Stock do not have the right to participate in any meeting of shareholders or to have notice of those meetings.

The corporation may postpone, reschedule, or cancel any annual or regular meeting of shareholders previously called.

Section 2. Special Meetings.

The corporation shall hold a special meeting of shareholders who are entitled to vote for the purpose or purposes stated in the notice of the special meeting. The President or the Board may call a special meeting of the shareholders at any time and the Board shall call a special meeting of the shareholders at the written or electronic request of the holder or holders of not fewer than 50% of all shares entitled to vote on any issue at a special meeting of shareholders. A shareholder's written request for a special meeting of shareholders will be valid and effective only if it is delivered to the Secretary, is signed and dated by the holders of the requisite number of shares, and describes the purpose or purposes of the requested special meeting. Upon the Secretary's receipt of a valid written request for a special meeting of shareholders from the holders of the requisite number of shares, the Board shall call a special meeting of shareholders solely for the purpose or purposes stated in the shareholders' request. Every special meeting of shareholders will be held on the date and at the time and place in or outside the State of Florida designated by the Board and stated in the notice of the meeting. If no place for a special meeting

is stated in the notice of the meeting, the meeting will be held in the principal office of the corporation. The Secretary shall notify the shareholders entitled to vote of the time, date, place, and means of remote communication, if any, of a special meeting of shareholders in accordance with Section 3 of this Article. The shareholders may conduct at a special meeting only business that is related to the purpose or purposes stated in the notice of the meeting. The corporation may postpone, reschedule, or cancel any special meeting of shareholders previously called.

A shareholder may revoke the shareholder's request for a special meeting at any time by written revocation delivered to the Secretary, and if, following the revocation, there are un-revoked requests from shareholders owning in the aggregate less than the requisite number of shares entitling the shareholders to request the calling of a special meeting, the Board, in its discretion, may cancel the special meeting. A request for a special meeting shall be deemed revoked if the shareholders that requested the meeting do not maintain ownership of the requisite number of shares entitling the shareholders to request the calling of a special meeting, and in that event, the Board, in its discretion, may cancel the special meeting.

Section 3. Notice of Shareholder Meetings.

The Secretary shall deliver, not fewer than ten or more than sixty days before the date set for the meeting, a written notice stating the date, time, and place of the meeting and, in the case of a special meeting of shareholders, the purpose or purposes of the special meeting. Unless otherwise required by law or the Articles, notice of a shareholders' meeting need be given only to shareholders entitled to vote at the meeting. The Secretary shall deliver the written notice of the meeting (a) personally, (b) by fax, email, or other form of electronic communication (in a manner authorized by the shareholder), or (c) by first class, postage prepaid, United States mail (whether or not certified or registered, and regardless of whether a return receipt is received or requested). The Secretary may use a class of United States mail other than first class, if written notice of the meeting of shareholders is mailed at least 30 days before the date set for the meeting. Written notice of a meeting of shareholders will be effective upon its receipt by the shareholder, if delivered personally by the Secretary, when it is sent, if it is sent by fax, email, or other form of electronic communication, or on the fifth day after it is postmarked by the United States Postal Service, if it is delivered by United States mail, postage prepaid, and addressed to the shareholder's address appearing on the stock transfer books of the corporation.

A notice of a meeting of shareholders will be adequate for both the meeting of shareholders designated in the notice and any adjournment of that meeting, if the date, time, and place to which the meeting is adjourned are announced at the meeting before the adjournment is taken and the Board does not establish after the adjournment a new record date for the adjourned meeting. If any shareholder transfers any shares after the effective date of a notice of a meeting of shareholders, the Secretary need not notify the transferee of the meeting of shareholders.

Notwithstanding the foregoing, the Secretary need not provide to any shareholder who is entitled to vote written notice of a meeting of shareholders, if the corporation has sent by first-class, postage pre-paid, United States mail to the shareholder's address appearing on the stock transfer records of the corporation and had returned undelivered either (i) an annual report and proxy statement for two consecutive annual meetings of shareholders, or (ii) all, and at least two, checks in payment of dividends or interest on securities of the corporation during a 12-month period. The corporation's obligation to give notice of a meeting of shareholders to any shareholder who is entitled to vote will resume when the corporation receives a new address for the shareholder.

Every notice of a special meeting of shareholders must include a description of the purpose or purposes of the meeting. Except as otherwise required by law, the Articles, or this section of these Bylaws, the notice of any annual meeting of shareholders need not include a description of the purpose or purposes of the meeting. However, if a purpose of any meeting of shareholders is to consider (i) the dissolution of the corporation, (ii) a plan of merger or share exchange, (iii) the removal of a director of the corporation, (iv) a sale, lease, exchange, or other disposition of all or substantially all the property of the corporation, or (v) a proposed amendment to the Articles (including any restated articles of

incorporation requiring shareholder approval), the notice must state that purpose and, if applicable, must be accompanied by (A) a summary of the plan of merger or share exchange, (B) the name of the director proposed to be removed from the Board, (C) a copy of the articles of amendment to the Articles (or restated articles of incorporation), or (D) a summary of the transaction involving the sale, lease, exchange, or other disposition of all or substantially all the property of the corporation. If the corporate action to be submitted to a vote of shareholders entitles them to appraisal rights, the notice of the meeting of shareholders must state that the shareholders are or might be entitled to exercise appraisal rights and must be accompanied by a copy of the statutory provisions regarding the appraisal rights of shareholders.

If it issues or authorizes the issuance of shares for promises to render services in the future, the corporation shall report in writing to all its shareholders, with or before the notice of the next meeting of shareholders, the number of shares authorized to be issued and the consideration to be received for the shares. If the corporation indemnifies or advances expenses to any agent, officer, director, or employee of the corporation (other than by court order, action by the shareholders, or pursuant to insurance maintained by the corporation), the corporation shall notify all its shareholders of the indemnification or advancement of expenses with or before the notice of the next meeting of shareholders or before the notice of the next shareholders' meeting or before such meeting if the indemnification or advance occurs after the giving of that notice but before the time the meeting is held. The notice of indemnification must specify the persons paid, the amounts paid, and the nature and status of the litigation or threatened litigation at the time of the payment.

An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of shares affected or other agent, specifying the name and address or the names and addresses of the shareholder or shareholders to whom any notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, constitute prima facie evidence of the facts stated in the affidavit.

Section 4. Waivers of Notice and Presumption of Assent.

A shareholder may waive any notice required by law, these Bylaws, or the Articles, either before or after the date and time of the meeting or other action for which notice is required, by signing and delivering to the Secretary a written waiver of the requisite notice. The Secretary shall file a written waiver of notice of a meeting of shareholders with the minutes of that meeting and shall file in the corporation's records a written waiver of any other requisite notice. A shareholder's attendance at a meeting of shareholders, in person or by proxy, constitutes (a) a waiver by the shareholder of notice of the meeting or any defect in the notice of the meeting, unless the shareholder (in person or by proxy) objects at the beginning of the meeting to the holding of the meeting or the conduct of business at the meeting, and (b) a waiver by the shareholder of the consideration of a particular matter at the meeting that is not within the purpose or purposes described in the notice of the meeting, unless the shareholder objects to consideration of the matter when it is presented.

Section 5. Participation by Remote Communication.

The Board may determine, in its sole discretion, to hold an annual, regular, or special shareholder meeting solely by means of remote communication. If authorized by the Board, and subject to any guidelines and procedures adopted by the Board, shareholders not physically present at a meeting of shareholders and holders of proxies representing shareholders not physically present at that meeting may, by means of remote communication, participate in, and be deemed present and vote at, a meeting of shareholders, whether held at a designated place or solely by means of remote communication. For a meeting held by remote communication, the corporation shall (a) implement reasonable measures to verify that each person deemed present and permitted to vote a the meeting by means of remote communication is a shareholder or proxy holder, (b) implement reasonable measures to provide those shareholders or proxy holders a reasonable opportunity to participate in the meeting and to vote on

matters submitted to the shareholders, including an opportunity to communicate and to read or hear the proceedings of the meeting substantially concurrently with the proceedings, and (c) maintain a record of any shareholder or proxy holder votes or other actions at the meeting by means of remote communication.

Section 6. Record Dates.

For the purpose of determining the shareholders entitled to vote at any meeting of shareholders, to request a special meeting of shareholders, to receive notice of any meeting of shareholders, to receive payment of any dividend or distribution by the corporation, or to take any other corporate action required or permitted by law, these Bylaws, or the Articles, the Board may establish by resolution a record date. The Board is not permitted, however, to establish a record date that precedes the date of the adoption of the resolution establishing the record date. The record date must not be less than ten nor more than 70 days before the action or meeting requiring a determination of shareholders. A determination of shareholders entitled to notice of, or to vote at, a meeting of shareholders is effective for any adjournment of the meeting, unless the Board establishes a new record date. The Board shall establish a new record date for an adjourned meeting of shareholders if the meeting is adjourned to a date that is more than 120 days after the date established for the original meeting of shareholders.

If the Board does not establish a record date in advance, the record date will be as follows:

(a) The record date for determining shareholders entitled to a share dividend will be the date when the shareholders or the Board authorize the share dividend;

(b) The record date for determining shareholders entitled to vote at a regular meeting of shareholders will be the close of business on the day immediately preceding the date of the regular meeting;

(c) The record date for determining shareholders entitled to a distribution (other than a share dividend or a purchase, redemption, or other acquisition of the corporation's shares) will be the date when the Board authorizes the distribution;

(d) The record date for determining shareholders entitled to notice of, and to vote at, an annual or special meeting of shareholders will be the close of business on the day before notice of the meeting is delivered to a shareholder;

(e) The record date for determining shareholders entitled to request a special meeting of shareholders will be the date when the first shareholder delivers to the Secretary a written demand for a special meeting in accordance with Section 2 of this Article III;

(f) If advance action by the Board is not required by law, the record date for determining shareholders entitled to take corporate action without a meeting will be the date when the first signed written consent of a shareholder is delivered to the Secretary pursuant to Section 12 of this Article; and

(g) If advance action by the Board is required by law, the record date for determining shareholders entitled to take corporate action without a meeting will be the close of business on the date when the Board adopts the resolution authorizing the action required by law.

The Board need not set a record date for a repurchase, redemption, or reacquisition of the corporation's shares, if the repurchase, redemption, or reacquisition is to be made from one or more shareholders by private agreement. The Board may establish by resolution, however, a record date for a pro rata repurchase, redemption, or reacquisition of the corporation's shares from all shareholders.

Section 7. Shareholder Voting List.

After a record date for a meeting of shareholders is established, the Secretary shall prepare an alphabetical list of the names of all the shareholders who are entitled to notice of that meeting that also shows each shareholder's address and the number and shares held by each shareholder. The Secretary shall arrange the alphabetical list of shareholders by voting group (if different voting groups exist) and, within each voting group, by class or series of shares. The Secretary shall keep the list of shareholders at either (a) the corporation's principal office, (b) the office of the corporation's registrar or transfer agent, or (c) a place identified in the notice of the meeting of shareholders that is in the same city where the meeting of shareholders will be held. The Secretary shall make the list of shareholders available for inspection by any shareholder during the ten-day period preceding the meeting of shareholders or, if shorter, the period beginning on the record date for the meeting and ending on the date of the meeting. During that time period and subject to the requirements of law, a shareholder or a duly authorized agent or attorney of a shareholder, after delivering to the Secretary an advance written demand to do so, may inspect the list of shareholders during the regular business hours of the corporation at the sole expense of the shareholder. Additionally, the Secretary shall make the list of shareholders available at the meeting of shareholders, and any shareholder or a duly appointed proxy of a shareholder may inspect the list of shareholders at any time during the meeting or any adjournment of the meeting. The list of shareholders prepared by the Secretary constitutes prima facie evidence of the identity of the shareholders entitled to examine the list of shareholders or to vote at a meeting of shareholders.

Section 8. Shareholder Quorum and Voting.

Unless otherwise required by law, these Bylaws, or the Articles, a majority of the outstanding shares entitled to vote at a meeting, whether represented in person or by proxy, constitutes a quorum, but in no event will a quorum consist of fewer than one-third of the shares entitled to vote at a meeting of shareholders. Whether or not a quorum is present, (a) the chair of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn any shareholder meeting to another place (if any), date, or time, subject to any rules and regulations adopted by the Board pursuant to Section 13 of this Article.

Unless otherwise required by law or provided in the Articles, a majority of the shares of a voting group entitled to vote on any matter, whether represented in person or by proxy, constitutes a quorum for action by that voting group. When a class or series of stock within a voting group is required to vote on a specified item of business, a majority of the shares of that class or series, whether represented in person or by proxy, constitutes a quorum for action by that class or series of stock. The holders of shares entitled to vote on any matter at a meeting of shareholders may take action on the matter at the meeting only if a quorum of those shares exists with respect to that matter. After the establishment of a quorum at a meeting of shareholders, a subsequent withdrawal of shareholders that reduces the number of shares entitled to vote at the meeting below the number required for a quorum will not affect the validity of any action taken at the meeting or any adjournment of that meeting, unless a new record date is or must be set for the adjourned meeting.

If a single voting group is entitled to vote on a matter (other than the election of directors) and a quorum exists, action on the matter (which need not be by ballot) will be approved if the votes cast in favor of the action by the holders of the shares of the single voting group represented at the meeting (in person or by proxy) and entitled to vote on the matter exceed the votes cast in opposition to the action, unless a greater number of affirmative votes is required by law or the Articles. If two or more voting groups are entitled by law or the Articles to vote on a matter (other than the election of directors), action on the matter must be approved by each of the voting groups counted separately and will be approved by a voting group, if a quorum of the voting group exists and the votes cast in favor of the action by the holders of the shares of that voting group represented at the meeting (in person or by proxy) and entitled to vote on the matter exceed the votes cast by those holders in opposition to the action, unless a greater number of affirmative votes is required by law or the Articles. One voting group may take action on a

matter even though no action is taken on the matter by another voting group who is entitled to vote on the matter. If voting classes exist within a voting group, action on the matter by a class or series of stock within a voting group will be approved if the votes cast in favor of the action by the holders of the shares of that class or series of stock represented at the meeting (in person or by proxy) and entitled to vote on the matter exceed the votes cast by those holders in opposition to the action, unless a greater number of affirmative votes is required by law or the Articles.

Unless provided otherwise in the Articles, a plurality of the votes cast by the shares entitled to vote in the election of directors at a meeting at which a quorum is present is necessary to elect a director of the corporation. Each shareholder who is entitled to vote in an election of directors has the right to vote the number of shares owned by the shareholder for each director to be elected or, if separate directors are elected by the holders of different classes of shares, for each director to be elected by the shareholder's class of shares. Shareholders do not have a right to cumulate their votes for directors, unless provided otherwise in the Articles.

Section 9. Voting of Shares.

Holders of the corporation's Class A Common Stock are entitled to one vote on each matter submitted to a vote at a meeting of shareholders; except as required by law, holders of the corporation's Class B Common Stock and the corporation's Class A Preferred Stock have no voting rights. If the Articles provide for more or less than one vote for any share on any matter, every reference in these Bylaws to a majority or other proportion of shares refers to a majority or other proportion of the votes (and not the underlying shares) entitled to be cast.

If a receiver, trustee in a bankruptcy case, or an assignee for the benefit of creditors controls shares, that person may vote those shares without transferring record ownership of the shares into its name.

The holder of redeemable shares cannot vote on any matter after a notice of redemption has been mailed to that shareholder and a sum sufficient to redeem those shares has been deposited with a bank, trust company, or other financial institution under an irrevocable obligation to pay to that shareholder the redemption price of the redeemable shares upon surrender of the shares.

A guardian, executor, conservator, administrator, or personal representative may vote in person or by proxy any shares without transferring record ownership of the shares into the name of the guardian, executor, conservator, administrator, or personal representative. A trustee may vote in person or by proxy any shares held of record by the trust, but a trustee shall not vote shares of the corporation without transferring record ownership of the shares into the name of the trustee or the name of the trustee's nominee. A trustee or other fiduciary may direct the voting of shares registered in the name of a nominee without transferring the shares into the name of the trustee or other fiduciary.

The agent, officer, or proxy of another corporation that owns of record shares may vote those shares in accordance with the bylaws of that corporate shareholder or, in the absence of any applicable provision in the bylaws of that corporation, in accordance with any resolution or written directive issued by the board of directors of that corporate shareholder. If the board of directors of the corporate shareholder does not expressly authorize a person to vote the shares held by that corporation, or if the board of directors of that corporate shareholder provides conflicting resolutions or written directives regarding the voting of shares held by that corporation, the chair of the board, the president, any vice president, the secretary, or the treasurer of the corporate shareholder, in that order, may vote the shares that are held by that corporate shareholder. Shares that are owned directly or indirectly by another corporation are not entitled to vote, if the corporation owns directly or indirectly, a majority of the shares of that other corporation that are entitled to vote in the election of the directors of that other corporation. The preceding sentence does not limit the power of the corporation to vote any shares, including its own shares, held by it in a fiduciary capacity.

If shares are owned of record in the names of two or more persons, whether as fiduciaries, joint tenants, tenants in common, tenants by the entirety, members of a partnership, or otherwise, or if two

or more persons have the same fiduciary relationship with respect to the same shares, then, unless the Secretary receives notice to the contrary and is furnished with a copy of the order or instrument appointing them or creating the relationship, the following acts will have the effects indicated with respect to the voting of those shares of the corporation in person or by proxy:

(a) if only one person votes, the vote binds all;

(b) if more than one person votes, the vote of a majority of the persons voting binds all;

(c) if more than one person votes, but the vote is evenly split on any particular matter, each faction voting may vote the shares proportionally; and

(d) if an order or instrument filed with the Secretary shows that any tenancy is held in unequal interests, a majority or a vote evenly split for purposes of this subsection means a majority or a vote evenly split in accordance with the person's respective interests in the shares.

The principles of this section apply to the execution of proxies, waivers, consents, or objections and for the purpose of ascertaining the presence of a quorum.

Notwithstanding anything to the contrary in these Bylaws, a shareholder shall not enter into a proxy, voting trust, voting agreement, or any other agreement that vests in another person the authority to exercise the voting power of any or all the shares owned by the shareholder, except as provided in Section 11 of this Article. Any agreement prohibited by this section of the Bylaws will be invalid and ineffective as to the corporation and its other shareholders.

Section 10. Acceptance of Votes.

If the name signed on a vote, waiver, consent, or proxy appointment form corresponds to the name of a shareholder on the stock record books of the corporation, the corporation, acting in good faith, may accept the vote, waiver, consent, or proxy appointment form and give it effect as the act of the shareholder. The corporation is entitled to reject a vote, waiver, consent, or proxy appointment form, if the Secretary or other agent or officer of the corporation authorized to tabulate votes, acting in good faith, has any reasonable basis for doubting the validity of the signature on it or the signatory's authority to sign for the shareholder. The corporation and its agent or officer who accepts or rejects a vote, waiver, consent, or proxy appointment form in good faith and in accordance with the standards of this section will not be liable for any damage to the shareholder resulting from the rejection or acceptance. Corporate action based on the rejection or acceptance of a vote, waiver, consent, or proxy appointment form under this Section is valid, unless a court of competent jurisdiction determines otherwise.

If the name signed on a vote, consent, waiver, or proxy appointment does not correspond to the name of its shareholder, the corporation if acting in good faith is nevertheless entitled to accept the vote, consent, waiver, or proxy appointment and give it effect as the act of the shareholder if: (a) the shareholder is an entity and the name signed purports to be that of an agent or officer of the entity; (b) the name signed purports to be that of an executor, guardian, administrator, personal representative, or conservator representing the shareholder and, if the corporation requests, evidence of fiduciary status acceptable to the corporation has been presented with respect to the vote, consent, waiver, or proxy appointment; (c) the name signed purports to be that of a receiver, trustee in bankruptcy, or assignee for the benefit of creditors of the shareholder and, if the corporation requests, evidence of this status acceptable to the corporation has been presented with respect to the vote, consent, waiver, or proxy appointment; (d) the name signed purports to be that of a pledgee, beneficial owner, or attorney in fact of the shareholder and, if the corporation requests, evidence acceptable to the corporation of the signatory's authority to sign for the shareholder has been presented with respect to the vote, consent, waiver, or proxy appointment; or (e)

two or more persons are the shareholder as cotenants or fiduciaries and the name signed purports to be the name of at least one of the co-owners and the person signing appears to be acting on behalf of all the co-owners.

Section 11. Proxies.

A shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize one or more other persons to vote the shareholder's shares by proxy by signing a proxy appointment form, or a duly authorized attorney-in-fact for a shareholder may authorize one or more persons to vote the shareholder's shares by proxy by signing a proxy appointment form. A facsimile, photostatic, photographic, or equivalent reproduction of a proxy appointment form appearing to have been signed and transmitted by a shareholder or the shareholder's duly appointed attorney-in-fact or an electronic proxy appointment form appearing to have been transmitted by a shareholder (regardless of whether it is signed) constitutes a sufficient proxy appointment form. The proxy appointment form may expressly authorize the proxy holder to appoint in writing a substitute proxy holder to act in the proxy holder's place. A proxy appointment form that confers authority to vote shares that are registered in the names of multiple owners will be effective only if it is signed by each record owner. A proxy appointment is valid for eleven months from its effective date, unless it expressly provides for a longer period. Proxy voting at a shareholder meeting is permitted only if the shareholder is not present at the meeting and a valid proxy is delivered to the Secretary before the beginning of the meeting. A shareholder may revoke a proxy appointment at any time, unless the proxy appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest recognized by law. A proxy holder's authority to act is not revoked by the death or incapacity of the shareholder who appointed the proxy, unless notice of the shareholder's death or incapacity is received by the Secretary or other agent or officer of the corporation who is authorized to tabulate votes before the proxy holder exercises the authority.

If a proxy appointment confers authority on two or more persons with respect to the same shares and does not otherwise indicate how the shares should be voted, a majority of the proxy holders who are present at the meeting (or a single proxy holder if only one is present) may exercise all the powers conferred by the proxy appointment. Nevertheless, if the proxy holders present at the meeting are equally divided as to the manner of voting the shares on any action or matter, the shares subject to the proxy appointment will be prorated among the proxy holders present and voted separately by them.

Section 12. Shareholder Action Without a Meeting.

Unless otherwise provided in the Articles, the shareholders who are entitled to vote may take any action required or permitted by law, these Bylaws, or the Articles to be taken at an annual, regular, or special meeting of shareholders without a meeting, without advance notice, and without a vote, if a written consent to the action is signed and dated by the shareholders of each voting group who are entitled to vote on the matter and have at least the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares of each voting group entitled to vote on the matter were present and voted, and the executed written consent is delivered to the principal office of the corporation in Florida, the principal place of business of the corporation, or to the Secretary or any other agent or officer of the corporation having custody of the corporate record book in which proceedings of the meetings of shareholders are recorded. For the corporate action to be effective, one or more written consents signed and dated by the number of holders required to take the action must be delivered to the corporation (as provided above) within 60 days after the earliest dated written consent. The shareholders need not sign the same written consent, but may execute any number of counterparts. The delivery to the corporation within the 60-day period of a facsimile, photostatic, photographic, or equivalent reproduction of a written consent that appears to have been signed, dated, and transmitted by a shareholder or the shareholder's duly authorized attorney-in-fact will be sufficient and effective.

A shareholder may revoke a written consent at any time before the corporation receives the requisite number of consents to authorize the proposed corporate action. A revocation will be effective, however, only if it is in writing and only when it has been received by the corporation at its principal

office in Florida or its principal place of business or by the Secretary or any other officer or agent of the corporation having custody of the corporate record book in which proceedings of the meetings of shareholders are recorded.

Within ten days after obtaining the authorization of its shareholders to undertake any corporate action by written consent, the corporation shall notify those shareholders who did not consent in writing to the action, or who were not entitled to vote on the action taken by written consent, of the action that was taken by written consent. The notice must fairly summarize the material features of the authorized action and, if the corporate action creates appraisal rights as provided by law, the notice must state that the shareholders are or may be entitled to appraisal rights and must be accompanied by a copy of the statutory provisions regarding the appraisal rights of shareholders.

A written consent of shareholders that has been signed and delivered in accordance with this section has the effect of a vote at a meeting of shareholders and can be described that way in any document. Whenever action is taken by shareholders by written consent pursuant to this section, the Secretary shall file with the minutes of the proceedings of shareholders the written consent or consents of the shareholders or, if applicable, the written report of the inspectors appointed to tabulate the written consents of shareholders.

Section 13. Conduct of Meetings.

At every meeting of shareholders, the Chair, or, if a Chair has not been appointed (as provided in Section 3 or Article IV, or is absent, the President, or, if the President is absent, a chair of the meeting chosen by a majority in interest of the shareholders entitled to vote, present in person or by proxy, shall act as chair of the meeting. The Secretary, or, in the Secretary's absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

The Board may adopt by resolution rules and regulations for the conduct of shareholder meetings as it deems necessary, convenient, or appropriate. Subject to the rules and regulations of the Board, if any, the chair of a meeting of shareholders has the right and authority to prescribe all rules, procedures, and regulations and to do all acts as, in the judgment of the chair, are necessary, convenient, or appropriate for the proper conduct of the meeting, including establishing (a) an agenda or order of business for the meeting, (b) rules and procedures for maintaining order at the meeting and the safety of those present, (c) limitations on participation in the meeting to shareholders of record who are entitled to vote at the meeting and their duly authorized and constituted proxies and any other persons as the chair shall permit, (d) restrictions on entry to the meeting after the time fixed for the commencement of the meeting, (e) limitations on the time allotted to comments or questions by participants, and (f) regulation of the opening and closing of the polls for balloting on matters that are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the shareholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board or the chair of the meeting, meetings of shareholders shall not be required to be held in accordance with rules of parliamentary procedure.

Section 14. Drag-Along Rights.

(a) Right to Sell Corporation. The holder or holders of at least a majority of the outstanding Class A Common Stock (the "Drag-Along Seller") have the right to seek and approve a Drag-Along Sale of the corporation. If at any time, the Drag-Along Seller receives a bona fide offer from an Independent Purchaser for a Drag-Along Sale, the Drag-Along Seller shall have the right to require that each other shareholder participate in the sale in the manner provided in this Section 14; *provided, however*, that no shareholder is required to transfer or sell any of its shares if the consideration for the Drag-Along Sale is other than cash or registered securities listed on an established U.S. securities exchange or traded on the NASDAQ National Market.

Every shareholder shall promptly deliver to the Board a written notice of any offer or indication

of interest for a Drag-Along Sale that it receives from a third party, whether the offer or indication of interest is formal or informal, binding or non-binding, or submitted orally or in writing, and a copy of the offer or indication of interest, if it is in writing. The foregoing written notice must state the name and address of the prospective acquiring party and, if the offer or indication of interest is not in writing, describe the principal terms and conditions of the proposed Drag-Along Sale.

Notwithstanding any provision of these Bylaws to the contrary, the provisions of Article VIII (Stock Transfer Restrictions) do not apply to any transfers made pursuant to this Section 14.

(b) Sale Notice. If the Drag-Along Seller approves a Drag-Along Sale (an "Approved Sale"), the Drag-Along Seller shall deliver a written notice (a "Drag-Along Notice") to the corporation and each shareholder no more than 10 days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Approved Sale and, in any event, no later than 20 days before the closing date of the Approved Sale. The Drag-Along Notice must include a copy of this Section 14 and shall describe in reasonable detail:

(i) the name of the Independent Purchaser to whom the shares or assets are proposed to be sold;

(ii) the proposed date, time, and location of the closing of the Approved Sale;

(iii) the per share purchase price and the other material terms and conditions of the Approved Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation of that consideration; and

(iv) a copy of any form of agreement executed or proposed to be executed in connection the Approved Sale.

(c) Drag-Along Sale Obligations. From and after the effective date of a Drag-Along Notice, the corporation, the Board, and every shareholder shall do the following:

(i) Cooperate in good faith to authorize and consummate the Approved Sale;

(ii) Take all reasonably necessary actions that are requested by the Board or the Drag-Along Seller in connection with the consummation of the Approved Sale;

(iii) If the Approved Sale requires the vote or approval of shareholders or any class of shareholders, each shareholder who is entitled to approve or vote on the Approved Sale shall approve, vote in favor of, give its consent to, raise no objection against, and refrain from exercising any appraisal or dissenters' rights with respect to, the Approved Sale;

(iv) Execute and deliver (or cause to be executed and delivered) any acquisition agreement and other transaction documentation requested by the Board or the Drag-Along Seller to consummate the Approved Sale, so long as the acquisition agreement and other transaction documentation are on the same economic terms and conditions with respect to all the holders of common stock of the corporation and comply with any applicable terms of any preferred stock that is outstanding, with respect to the preferred stock;

(v) If the Approved Sale will constitute a sale of shares, each shareholder shall (A) agree to sell all its shares (and any other securities of the corporation) that are to be sold, exchanged, or otherwise transferred in the Approved Sale at the price and

on the same economic terms and conditions as those shares (and any other securities of the corporation) will be sold by the Drag-Along Seller or, if the Drag-Along Seller does not own any shares of a particular class, on the terms and conditions approved by the Drag-Along Seller (so long as those terms and conditions comply with the terms of the class of stock), and (B) deliver to the purchaser at the closing of the Approved Sale any and every certificate (if any) representing any of the shares that will be sold, exchanged, or otherwise transferred in the Approved Sale, together with one or more duly completed and executed letters of transmittal, transfer powers, assignments, or other applicable instruments of transfer in form and substance identical to those executed and delivered by the Drag-Along Seller in connection with the closing of the Approved Sale; and

(vi) Take all reasonably necessary actions that are requested by the Board or the Drag-Along Seller to accomplish the distribution of the aggregate consideration received from the Approved Sale.

Additionally, each shareholder holding stock that is convertible into common stock shall convert that stock into shares of common stock immediately before the Approved Sale.

Without limiting the generality of the foregoing provisions of this Section 14(c), and for avoidance of doubt, each holder of outstanding Class A Common Stock shall join with the Drag-Along Seller on a joint or several basis in making all covenants, representations, and warranties of shareholders provided in the acquisition agreement for the Approved Sale and on a pro rata basis with respect to any escrow, earn-out, holdback, indemnification obligation, or purchase price adjustment provided in the acquisition agreement or other transaction documentation, provided that the holders of the Class A Common Stock agree in the acquisition agreement, other transaction documentation, or a separate agreement to indemnify each other to the extent any holder of Class A Common Stock is held responsible for more than its pro rata share of any indemnity claim with respect to the Approved Sale. Each Class A Common Stock holder's pro rata share of any escrow, earn-out, holdback, indemnification obligation, or purchase price adjustment provided in the acquisition agreement or other transaction documentation for the Approved Sale will based on the amount by which the shareholder's share of the aggregate proceeds paid with respect to its shares would have been increased or reduced (as applicable), if the aggregate proceeds available for distribution to the shareholders from the Approved Sale had been increased or reduced (as applicable) by the total amount of the escrow, earn-out, holdback, indemnification obligation, or purchase price adjustment.

(d) Waiver and Limitation of Rights. Nothing in this Section 14 should be construed to grant to any shareholder any appraisal or dissenters' rights with respect to an Approved Sale or give any shareholder a right to vote in any transaction for which the shareholder does not otherwise have any voting rights. To the extent lawful, every shareholder waives any and all rights under Section 607.1302 of the Florida Business Corporation Act, Chapter 607, *Florida Statutes*, and any other appraisal rights, dissenters' rights, or similar rights arising in connection with an Approved Sale and grant to the Drag-Along Seller the sole right to approve or consent to a Drag-Along Sale, without the approval or consent of any other shareholders.

(e) Approved Sale Consideration. The consideration to be received by a shareholder who owns any Class A Preferred Stock shall be the same form and amount of consideration per share of Class A Preferred Stock to be received by the Drag-Along Seller for its Class A Common Stock (or, if the Drag-Along Seller is given an option as to the form and amount of consideration to be received, the same option shall be given) and the terms and conditions of the sale shall, except as otherwise provided in the immediately succeeding sentence, be the same as those upon which the Drag-Along Seller sells its Class A Common Stock. The consideration to be received by a shareholder who owns any Class B Common Stock shall be $1/100^{th}$ the amount of consideration per share of Class B Common Stock to be received by the Drag-Along Seller for its Class A Common Stock (or, if the Drag-Along Seller is given an option as to the form and amount of consideration to be received, the same option shall be given)

and the terms and conditions of the sale shall, except as otherwise provided in the immediately succeeding sentence, be the same as those upon which the Drag-Along Seller sells its Class A Common Stock.

With respect to an Approved Sale that is structured as a sale of all or substantially all the assets of the corporation, each shareholder of the corporation shall receive its share of the sale proceeds in accordance with the provisions of the Articles, these Bylaws, and applicable law. If the Approved Sale is structured as a sale of shares, each shareholder will receive the consideration for its shares that is set forth in the acquisition agreement for the Approved Sale. Nothing in this Agreement prohibits a shareholder, or any member, partner, employee, or shareholder of a shareholder, from receiving either (i) additional ordinary and customary consideration for entering into restrictive covenants or bona fide employment agreements or similar arrangements in favor of the acquired party or any of its affiliates, or (ii) the right to make a debt or equity investment in the acquired party or any of its affiliates (whether directly or through retention or contribution of a portion of the shareholder's shares).

(f) Delivery of Certificates. Each shareholder who holds uncertificated shares of the corporation authorizes the Secretary of the corporation to transfer its shares on the books of the corporation in connection with an Approved Sale and shall execute all documentation required by the corporation with respect to that transfer. If a shareholder fails to deliver to the acquiring party at the closing of an Approved Sale a certificate for shares that are represented by a certificate and the related instruments of transfer, as required by this Section 14, or, in lieu of any certificate that has been lost, stolen, or destroyed, an affidavit (and indemnification agreement) in form and substance acceptable to the Board that attests to the loss, theft, or destruction of the certificate, the shareholder: (i) will not be entitled to receive its share of the consideration from the Approved Sale with respect each share that is represented by the lost, stolen, or destroyed certificate, until the shareholder cures the failure (provided that no interest will be payable on the withheld consideration pending the shareholder's cure of the failure, and the withheld consideration will be subject to reduction to reimburse the corporation for any costs and expenses reasonably incurred by the corporation in connection with the failure and subsequent cure), (ii) will cease to be a shareholder of the corporation or to have any voting rights (if it had any voting rights) as a shareholder after the closing of the Approved Sale, (iii) will not be entitled to any distributions declared or made after the Approved Sale with respect to shares held by the shareholder, until the shareholder cures the failure, (iv) will have no other rights or privileges granted to shareholders under these Bylaws, and (v) in the event of liquidation of the corporation, the shareholder's rights with respect to the withheld consideration will be subordinate to the rights of any other shareholder.

(g) Plan Assets. Any shareholder whose assets constitute assets of one or more employee benefit plans (an "ERISA Shareholder") and are subject to Part 4 of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), shall not be obligated to sell to any person to whom the sale of shares would constitute a non-exempt "prohibited transaction" within the meaning of ERISA or the Internal Revenue Code of 1986, as amended from time to time; *provided, however*, that if so requested by the Drag-Along Seller: (i) the ERISA Shareholder has taken commercially reasonable efforts to (x) structure the sale of shares so as not to constitute a non-exempt "prohibited transaction" or (y) obtain a ruling from the Department of Labor to the effect that the sale (as originally proposed or as restructured pursuant to clause (i)(x)) does not constitute a non-exempt "prohibited transaction," and (ii) the ERISA Shareholder shall have delivered an opinion of counsel (which opinion and counsel are reasonably satisfactory to the Drag-Along Seller) to the effect that the sale (as originally proposed or as restructured pursuant to clause (i)(x)) would constitute a non-exempt "prohibited transaction."

(h) Expenses. The fees and expenses of the Drag-Along Seller incurred in connection with a Drag-Along Sale and for the benefit of all shareholders (it being understood that costs incurred by or on behalf of a Drag-Along Seller for its sole benefit will not be considered to be for the benefit of all shareholders), to the extent not paid or reimbursed by the corporation or the Independent Purchaser, shall be shared by all the shareholders on a pro rata basis, based on the consideration received by each shareholder; *provided*, that no shareholder shall be obligated to make any out-of-pocket expenditure

before the consummation of the Drag-Along Sale.

(i) Defined Terms. For purposes of this Section 14, the following terms are defined as follows:

(i) "Affiliate" means, with respect to any person, (A) any person directly or indirectly controlling, controlled by, or under common control with the person, (B) any person directly or indirectly owning or controlling 10% or more of any class of outstanding voting securities of the person, or (C) any officer, director, general partner, or trustee of any person described in clause (A) or (B); "control," including the terms "controlled by" and "under common control with," means the power to direct the affairs of a person by reason of ownership of voting securities, by contract, or otherwise.

(ii) "Drag-Along Sale" means any transaction or series of related transactions pursuant to which an Independent Purchaser will acquire, whether by merger, liquidation, consolidation, reorganization, combination, recapitalization, or a sale, exchange, or other transfer, (A) all or substantially all of the assets of the corporation determined on a consolidated basis, or (B) both a majority of the Class A Common Stock, a majority of the Class B Common Stock and a majority of the Class A Preferred Stock (or any securities issued in respect of, or in exchange or substitution for, any of those shares in connection with any stock split, dividend, or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization).

(iii) "Independent Purchaser" means a person who is not a holder of Class A Common Stock or an Affiliate of a holder of Class A Common Stock.

(iv) "Initial Public Offering" means any offering of the corporation's common stock pursuant to a registration statement filed in accordance with the Securities Act of 1933, as amended.

ARTICLE IV. DIRECTORS

Section 1. Function.

Subject to any limitations set forth in these Bylaws or the Articles, the affairs and business of the corporation will be managed under the authority and direction of, and all its corporate powers will be exercised by, the Board.

Section 2. Number and Qualification.

Unless otherwise provide in the Articles, the corporation initially shall have two directors. The Board may increase or decrease the number of directors from time to time by adopting an amendment to these Bylaws. A decrease in the number of directors, however, will not have the effect of shortening the term of an incumbent director (unless the shareholders remove the director). The corporation must always have at least one director. Each director must be a natural person who is age 18 or older, but need not be a resident of the State of Florida or a shareholder.

Section 3. Election; Term; Chair.

Each person named in the Articles as a member of the initial Board will hold office until the earlier of any organizational meeting of the corporation at which additional directors are elected or the first annual meeting of shareholders. At each annual meeting of shareholders, the shareholders entitled to vote at the meeting will elect directors to hold office until the next annual meeting. Each director will hold

office for the term for which the director is elected and until the director's successor has been elected and qualified or, if sooner, the director's death, resignation, or removal from office.

The Board may, in its discretion, choose a Chair of the Board from among its members, who shall preside at meetings of the Board and the shareholders. The Chair shall have the powers and shall perform all duties designated by the Board and will serve until his or her successor is chosen and qualified, but may be removed as the Chair of the Board (but not as a director) at any time by the affirmative vote of a majority of the Board.

Section 4. Vacancies.

Unless otherwise provided in the Articles and subject to the rights of the holders of Class A Common Stock, whenever a vacancy occurs on the Board, including a vacancy resulting from an increase in the number of directors, unless the Board determines by resolution that the vacancy shall be filled by the shareholders entitled to vote in the election of directors, the remaining directors then in office may elect a director to fill the vacancy by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board. Pending the directors' election of a director to fill the vacancy, the remaining directors will constitute a quorum and the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board specified in Section 10 of this Article, will be sufficient to authorize any corporate action, unless the Articles provide otherwise.

Whenever the shareholders of any voting group are entitled by the Articles to elect a class of one or more directors, vacancies in that class of directors will be filled by the shareholders of that voting group or, until those shareholders act, by a majority of the directors who are then in office and were elected by that voting group or by a sole remaining director who was elected by that voting group, or (unless the Articles expressly provide otherwise) a majority of the directors remaining in office (regardless of who elected them) if no director elected by that voting group remains in office.

A vacancy that will occur at a specific later date (by reason of a resignation effective at a later date or otherwise) can be filled before the vacancy occurs, but the new director cannot take office until the vacancy occurs. A director elected to fill a vacancy will hold office until the director's successor is elected at the next election of directors by the shareholders and qualified or, if sooner, the director's death, resignation, or removal from office.

Section 5. Removal of Directors.

The shareholders entitled to vote in the election of any director may vote to remove the director at any annual, regular, or special meeting of shareholders, provided the notice of the meeting of shareholders states that a purpose of the meeting is the removal of one or more directors. The shareholders entitled to vote may remove a director with or without cause, unless the Articles provide that a director can only be removed for cause. If a director is elected by a particular voting group or voting class of shareholders, only the shareholders of that voting group or voting class may vote to remove that director. If cumulative voting is authorized by the Articles, a director cannot be removed unless the number of votes cast for the removal of the director would be sufficient to elect the director under cumulative voting. If cumulative voting is not authorized in the Articles, a director will be removed only if the number of votes cast for the removal of the director exceeds the number of votes cast in opposition to the removal of the director.

Section 6. Annual, Regular, and Special Meetings.

An annual meeting of the Board will be held without notice, other than this Bylaw provision, concurrently or immediately after, and at the same place as, the annual meeting of shareholders. The Board may provide by resolution the date, time, and place for additional regular meetings of the Board that can be held without notice other than that resolution. The President or any one or more directors may

call or direct the Secretary to call a special meeting of the Board on a date and at a time and place designated by the person calling the meeting.

Section 7. Organization.

At every meeting of the directors, the Chair, or, if a Chair has not been appointed or is absent, the President, or if the President is absent, the most senior Vice President (if a director) or, in the absence of any such person, a chair of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in the Secretary's absence, any Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

Section 8. Notice of Special Meetings.

The person or persons calling a special meeting of directors shall deliver to each director a written notice stating the date, time, and place of the meeting and, if required by law, the purpose or purposes for which the meeting is called. Unless otherwise required by law, the person or persons calling a special meeting of the Board shall provide written notice of the special meeting to each director not fewer than two days before the date set for the meeting. Pursuant to the direction of the President or the directors calling a special meeting of directors, the Secretary shall deliver written notice of the special meeting (a) personally, (b) by fax, email, or other form of electronic communication, (c) by commercial courier, or (d) by first class, postage prepaid, United States mail (whether or not certified or registered, and regardless of whether a return receipt is received or requested). The Secretary may use a class of United States mail other than first class, if written notice of the special meeting of directors is mailed at least 30 days before the date set for the meeting. Written notice of a special meeting of directors will be effective on its receipt by the director, if delivered personally by the Secretary or by commercial courier, or when it is sent, if it is sent by fax, email, or other form of electronic communication, or on the fifth day after it is postmarked by the United States Postal Service, if it is delivered by United States mail, postage prepaid, and addressed to the director's address appearing on the records of the corporation.

A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board to another time and place. Notice of any adjourned meeting must be given in the manner provided above to the directors who were not present at the meeting when it was adjourned and to all the directors, if the time and place of the adjourned meeting were not announced at the time of the adjournment.

Section 9. Waivers of Notice and Presumption of Assent.

A director of the corporation may waive notice of any meeting of the Board that is required by law or under these Bylaws or the Articles, either on, before, or after the date of the meeting by signing and delivering to the Secretary a written waiver of the requisite notice. The Secretary shall file a written waiver of notice of a meeting of the Board with the minutes of the meeting for which the director waived notice. A director's attendance at a meeting of the Board constitutes waiver by the director of notice of that meeting, any defect in the notice of that meeting, all objections to the time and place of the meeting, and the manner in which the meeting was called or convened, unless the director attends the meeting solely to object at the beginning of the meeting to the conduct of business at the meeting because it was not lawfully called or convened. Unless otherwise required by law, notice or waiver of any special meeting of the Board need not state any purpose of the meeting or the business to be conducted at the meeting.

A director of a corporation who is present at a meeting of the Board or a committee of the Board when corporate action is taken is deemed to have assented to the action taken unless (a) the director objects at the beginning of the meeting (or promptly upon arriving at the meeting) to holding the meeting or conducting any specified business at the meeting, or (b) the director votes against, or abstains from voting on, the action taken. The secretary of the meeting shall record each abstention in the minutes of the meeting.

Section 10. Director Quorum and Voting.

Unless otherwise required by law or provided in these Bylaws or the Articles, a majority of the total number of directors prescribed by these Bylaws constitutes a quorum of the Board. If a quorum is present when a vote is taken on a matter at a meeting of the Board, the affirmative vote of a majority of the total number of directors present constitutes action of the Board on the matter, unless these Bylaws or the Articles require the vote of a greater number of directors. The Board cannot take any valid action on a matter unless a quorum is present when a vote is taken on the matter.

Section 11. Remote Participation in Meeting.

A director may participate in any meeting of the Board or committee of the Board by means of a conference telephone, online conference service, or similar means of communication by which all the directors participating in the meeting can hear each other at the same time. A director's participation in a meeting of the Board or a committee of the Board by the foregoing means constitutes presence in person at the meeting.

Section 12. Executive and Other Committees.

Unless otherwise provided in these Bylaws or the Articles, the Board may appoint from among its members by a resolution adopted by a majority of the full Board an executive committee and one or more other committees, each of which will have and may exercise all the authority of the Board to the extent provided in these Bylaws, the Articles, or the resolution appointing the committee. Notwithstanding the foregoing, a committee of the Board does not have any authority to do any of the following:

(a) Adopt, amend, or repeal these Bylaws;

(b) Fill vacancies on the Board or any committee of the Board;

(c) Approve or recommend to the shareholders actions or proposals required by law to be approved by shareholders;

(d) Authorize or approve the reacquisition of shares, except pursuant to a general formula or method specified by the Board; or

(e) Authorize or approve the sale or issuance of shares, or contract for the sale of shares, or determine the designation and relative rights, preferences, and limitations of a voting group, except that the Board may authorize a committee (or a senior executive officer of the corporation) to do so within limits specifically delineated by the Board.

Each committee appointed must have two or more members who serve at the pleasure of the Board. The Board may designate by resolution adopted by a majority of the full Board one or more directors as alternate members of any committee, and an alternate member of a committee may act in the place and instead of any absent member at any meeting of the committee.

Unless the Board otherwise provides, regular meetings of a committee appointed pursuant to this Section shall be held at times and places as are determined by the Board, or by the committee, and when notice of a committee meeting has been given to each member of the committee, no further notice of the regular meetings need be given thereafter. Special meetings of any committee may be held at any place that has been determined from time to time by the committee, and may be called by any director who is a member of the committee, upon notice

to the members of the committee of the time and place of the special meeting given in the manner provided for the giving of notice to members of the Board of the time and place of special meetings of the Board. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance at the meeting, except when the director attends the special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of a committee shall constitute a quorum for the transaction of business, and the act of a majority of those committee members present at any meeting at which a quorum is present shall be the act of the committee.

The designation of a committee, the delegation of authority to a committee, or action by a committee pursuant to the authority delegated to it by the Board will not alone constitute compliance by a director who is not a member of the committee with that director's responsibility to act in good faith, in a manner that director reasonably believes to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

Section 13. Director Action Without a Meeting.

Any action required or permitted by law, these Bylaws, or the Articles to be taken at a meeting of the Board or a committee of the Board can be taken without a meeting, without advance notice, and without a vote, if all the directors or members of the committee sign and date a written consent authorizing the action. The directors need not sign the same written consent, but may execute it in any number of counterparts. A written consent of directors will be effective as of the date stated in the written consent or, if an effective date is not stated in the written consent, on the date when the last director signs the written consent. Whenever the directors take any action by unanimous written consent, the Secretary shall file the written consent or consents of the directors with the minutes of the proceedings of the Board or the committee of the Board. A unanimous written consent of directors has the same effect as a unanimous vote. A consent signed in accordance with this Section 13 has the effect of a meeting vote and may be described as a meeting vote in any document.

Section 14. Duties of Directors.

A director shall perform her or his duties as a director, including the director's duties as a member of any committee of the Board, in good faith, in a manner that the director reasonably believes to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a similar position would use under similar circumstances. In performing her or his duties, a director may rely on reports, opinions, statements, or information, including financial statements and other financial data, prepared or presented by the following:

(a) One or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented;

(b) Legal counsel, public accountants, or other persons as to matters that the director reasonably believes to be within that person's expert or professional competence; or

(c) A committee of the Board on which the director does not serve and that the director reasonably believes to merit confidence, as to matters within the authority delegated to the committee by the Board, these Bylaws, or the Articles.

A director will not be considered to be acting in good faith if the director has knowledge concerning a matter in question that would cause the reliance described above to be unwarranted.

In discharging her or his duties, a director may consider such factors as the director considers to be relevant, including the long-term prospects and interests of the corporation and its shareholders, and the legal, social, economic, or other effects of any action on the employees, suppliers, or customers of the corporation or its subsidiaries, the society and communities in which the corporation or its subsidiaries operate, and the economy of the state and the nation.

A director is not liable for any action taken as a director, or any failure to take any action, if he or she performed the duties of his or her office in compliance with this Section 14.

Section 15. Liability of Directors.

A director is not personally liable for monetary damages to the corporation or to any other person for any vote, decision, statement, or failure to act by the director regarding corporate policy or management, unless the director breached or failed to perform her or his duties as a director, and the director's breach of, or failure to perform, those duties constitutes:

(a) A transaction from which the director directly or indirectly derived an improper personal benefit;

(b) A circumstance in which the director is liable for an unlawful distribution under the statutory corporate law of the State of Florida;

(c) A violation of criminal law, unless the director had reasonable cause to believe her or his conduct was lawful or had no reasonable cause to believe her or his conduct was unlawful;

(d) In a proceeding by, or in the right of, the corporation to procure a judgment in its favor by, or in the right of, a shareholder, willful misconduct or conscious disregard for the best interest of the corporation; or

(e) In a proceeding by, or in the right of, someone other than the corporation or a shareholder, recklessness or an act or omission that was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

For the purposes of clause (e) above, the term "recklessness" means an action, or omission to act, in conscious disregard of a risk that is:

(i) known to the director, or so obvious that it should have been known to the director; and

(ii) known to the director, or so obvious that it should have been known to the director, to be so great as to make it highly probable that harm would follow from the action or omission to act.

A director will not be deemed to have derived an improper personal benefit from any transaction if the transaction and the nature of any personal benefit derived by the director are not prohibited by state or federal law or regulation and, without further limitation:

(A) The transaction was fair and reasonable to the corporation at the time it was authorized by the Board, the shareholders, or a committee of the Board, notwithstanding that a director received a personal benefit;

(B) The transaction and the nature of any personal benefits derived by a director were

disclosed or known to the shareholders entitled to vote on the transaction, and the transaction was authorized, approved, or ratified by the affirmative vote or written consent of shareholders who hold a majority of the shares, the voting of which is not controlled by directors who derived a personal benefit from or otherwise had a personal interest in the transaction; or

(C) In an action other than a derivative suit regarding a decision by the director to reject, approve, or otherwise affect the outcome of an offer to purchase the stock of the corporation, or to effect a merger of the corporation, the transaction and the nature of any personal benefits derived by a director are disclosed or known to all directors voting on the matter, and the transaction was authorized, approved, or ratified by at least two directors who comprise a majority of the disinterested directors (whether or not those disinterested directors constitute a quorum).

The circumstances set forth above are not exclusive and do not preclude the existence of other circumstances under which a director will not be considered to have derived an improper benefit. Common or interested directors can be counted in determining the presence of a quorum at a meeting of the Board at which it approves, authorizes, or ratifies a transaction described above.

Section 16. Director Conflicts of Interest.

A contract or other transaction between the corporation and directors or any other firm, corporation, association, partnership, limited liability company, or other entity in which a director is a director, officer, or financially interested, will not be void or voidable because of that interest or relationship, because the director is present at the meeting of the Board or a committee of the Board that ratifies, approves, or authorizes the contract or transaction, or because the director's vote is counted for that purpose, if:

(a) The existence of the interest or relationship is disclosed or known to the shareholders entitled to vote and they ratify, approve, or authorize the contract or transaction by vote or written consent;

(b) The existence of the interest or relationship is disclosed or known to the Board or the committee of the Board that authorizes, approves, or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of the interested directors; and,

(c) Regardless of whether the existence of the interest or relationship was disclosed or known to the Board, the shareholders, or a committee of the Board when the contract or transaction was ratified, approved, or authorized by them, the contract or transaction is fair and reasonable as to the corporation at the time when it was authorized by the Board, a committee of the Board, or the shareholders.

Common or interested directors can be counted in determining the presence of a quorum at a meeting of the Board or a committee of the Board that ratifies, authorizes, or approves the contract or transaction.

For purposes of clause (a) above, a contract or transaction will be ratified, approved, or authorized if it receives the vote of a majority of the shares entitled to be counted. Shares owned by, or voted under the control of, a director who has an interest or relationship in the transaction described above cannot be counted in a vote of shareholders to determine whether to ratify, approve, or authorize a conflict of interest contract or transaction. A majority of the shares that are entitled to vote on the matter constitutes a quorum for the purpose of taking action to ratify, approve, or authorize a contract or transaction in which a director has a conflict of interest as provided above, whether or not those shares are present at the meeting.

Section 17. Extensions of Credit to Officers, Directors, and Employees.

The corporation may lend money to, guarantee any obligation of, or otherwise provide financial assistance to any officer, director, or employee of the corporation or of a subsidiary of the corporation whenever in the judgment of the Board the loan, guaranty, or other financial assistance reasonably is expected to benefit the corporation. The corporation may provide the loan, guaranty, or other financial assistance with or without interest and with or without security in any manner as the Board may approve, including a pledge of shares. Any credit that the corporation advances to, or for the benefit of, an officer, director, or shareholder and that is not payable on demand must be evidenced by a promissory note of the borrower. The President of the corporation, in the name and on behalf of the corporation, may assign, endorse, pledge, transfer, and deliver to any lender, as security for borrowings by the corporation, any promissory note issued to it by an officer, director, or shareholder. Nothing in this section denies, limits, or restricts the powers of guaranty or warranty of the corporation at common law or under any statute.

Section 18. Compensation of Directors.

Unless otherwise provided in the Articles, the Board has authority to establish the compensation of the directors as directors of the corporation. Directors shall not receive any stated salary for their services, but the Board may, by resolution, authorize the corporation to pay to each director a fixed sum and expenses of attendance, if any, for attendance at any meeting of the Board or committee of the Board. A director shall not be precluded from serving the corporation in any other capacity and receiving compensation for services in that capacity. Members of special or standing committees of the Board may be paid compensation for serving on the committees and for attending committee meetings, and may be paid their expenses associated with their service on each committee.

ARTICLE V. OFFICERS

Section 1. Officers.

The officers of the corporation will consist of a President, a Secretary, and a Treasurer, and may include one or more Vice Presidents and one or more Assistant Secretaries. The Board will appoint the foregoing officers at the organizational meeting of the Board and, thereafter, at the first annual meeting of the Board following the annual meeting of shareholders. The Board may appoint at any time and from time to time other agents, officers, and assistant officers who will have the authority and perform the duties prescribed by the resolution of the Board appointing them. Each officer will hold office until the officer’s successor is appointed or until the officer’s death, resignation, or removal from office. One person may hold any two or more offices. The failure to elect a President, Secretary, or Treasurer will not affect the existence of the corporation.

Section 2. President.

The President shall preside at all meetings of the shareholders and at all meetings of the Board, unless a Chair has been appointed by the Board in accordance with Article III, Section 3, of these Bylaws, and is present at the meeting. The President is the principal executive officer of the corporation. Subject to the directions of the Board, the President has general and active management of the affairs and business of the corporation, shall perform other duties commonly incident to the office, and shall also perform all other duties and have all other powers as the Board shall designate from time to time.

Section 3. Vice Presidents

Each Vice President has the powers and shall perform the duties that the Board or the President prescribes. Unless the Board provides otherwise, if the President is absent or unable to act, the Vice President who has served in that capacity for the longest time and who is present and able to act shall perform all the duties and may exercise all the powers of the President.

Section 4. Secretary.

The Secretary shall do the following: (a) keep the minutes of the proceedings of the Board and the shareholders in one or more record books maintained for that purpose; (b) ensure that all notices are duly given as required by law or these Bylaws; (c) maintain custody of the corporate seal and records, attest the signatures of officers who execute documents on behalf of the corporation, and affix the corporate seal to all documents that are executed on behalf of the corporation under its seal; (d) keep a register of each shareholder's mailing address that the shareholder furnishes to the Secretary; (e) have general charge of the stock transfer books of the corporation; and (f) in general, perform all duties incident to the office of Secretary and any other duties as the Board or President prescribes from time to time.

Section 5. Treasurer.

The Treasurer shall do the following: (a) have charge and custody of, and be responsible for, all funds and securities of the corporation; (b) receive and give receipts for all monies due and payable to the corporation and deposit all monies in the name of the corporation in the banks, trust companies, or other depositaries selected by the Board; and (c) in general perform all the duties incident to the office of Treasurer and any other duties as the Board or the President prescribes from time to time. If required by the Board, the Treasurer shall give a bond for the faithful discharge of her or his duties in the amount and with the surety as the Board specifies by resolution.

Section 6. Removal of Officers.

Subject to the terms of any written agreement between the person and the corporation, the Board may remove any officer who was appointed by it, with or without cause, whenever in its judgment the removal would serve the best interests of the corporation. The removal of an officer will be without prejudice to any contract rights of the officer removed. The mere appointment of a person as an agent, officer, or employee of the corporation does not create any contract right. The Board may fill a vacancy in any office.

Section 7. Resignation of Officers.

An officer may resign at any time by delivering written notice to the Board. A resignation will be effective when the notice is delivered, unless the notice specifies a later effective date. If a resignation is effective at a later date, the Board may fill the pending vacancy before the effective date of the resignation so long as it provides that the successor does not take office until the effective date.

Section 8. Salaries.

The Board shall fix the salaries of the officers from time to time, and an officer is not prohibited from receiving a salary merely because the person is also a director of the corporation.

Section 9. Execution of Corporate Documents.

The Board may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate document or instrument, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and that execution or signature shall be binding upon the corporation. Absent any specific designation of authority, the President and any Vice President of the Company may sign bonds, deeds, and contracts for the corporation.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by the person or persons authorized by the Board. Unless authorized or ratified by the Board or within the agency power

of an officer, no agent, officer, or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

All shares and other securities of other corporations and entities owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board, or, in the absence of that authorization, by the President or any Vice President.

ARTICLE VI. INDEMNIFICATION

The corporation shall indemnify any person who is or was a party to any action, lawsuit, or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal (a "Proceeding"), other than an action by, or in the right of, the corporation, by reason of the fact that the person is or was an agent, officer, employee, or director of the corporation, or is or was serving at the request of the corporation as an agent, officer, employee, or director of another corporation, trust, partnership, joint venture, non-profit entity, or other enterprise (including without limitation with respect to employee benefit plans), against liability incurred in connection with the Proceeding, including any appeal from the Proceeding, if the person acted in good faith and in a manner that the person reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or Proceeding, if the person had no reasonable cause to believe that her or his conduct was unlawful. The termination of any Proceeding by order, judgment, settlement, conviction, or pursuant to a plea of nolo contendere or its equivalent will not, in and of itself, create a presumption that the person did not act in good faith and in a manner that the person reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or Proceeding, that the person had reasonable cause to believe that her or his conduct was unlawful. For purposes of this Article VI, "liability" includes all obligations to pay a penalty, judgment, settlement, fine (including an excise tax assessed with respect to any employee benefit plan), and expenses (including fees and costs of attorneys, including those for appeal) actually and reasonably incurred with respect to a Proceeding.

The corporation shall indemnify any person who is or was a party to any Proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent, officer, employee, or director of the corporation, or is or was serving at the request of the corporation as an agent, officer, employee, or director of another corporation, trust, partnership, joint venture, non-profit entity, or other enterprise, against expenses and amounts paid in settlement that do not exceed in the judgment of the Board the estimated expense of litigating the Proceeding to conclusion that are actually and reasonably incurred in connection with the defense or settlement of the Proceeding, including any appeal from the Proceeding, if the person acted in good faith and in a manner that the person reasonably believed to be in, or not opposed to, the best interests of the corporation. However, a person shall not be indemnified in respect of any claim, issue, or matter as to which person has been adjudged to be liable, unless, and only to the extent that the court in which the Proceeding was brought, or any other court of competent jurisdiction, determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court considers to be proper.

The corporation promptly shall pay and reimburse in advance of a final disposition or adjudication of the Proceeding a director or officer for all costs and expenses (including reasonable fees and costs of attorneys) that are incurred or to be incurred by the director or officer in defending any Proceeding (other than an action by, or in the right of, the corporation, as to which the corporation may provide payment and reimbursement with the approval of the holders of at least a majority of all the outstanding shares of Class A Common Stock) to which the officer or director is a party by reason of the fact that the person is or was an agent, officer, employee, or director of the corporation, or is or was serving at the request of the corporation as an agent, officer, employee, or director of another corporation, trust, partnership, joint venture, non-profit entity, or other enterprise. However, as a

condition precedent to the advancement of defense costs and expense, the person must deliver to the corporation a written undertaking to repay to the corporation any amount so advanced, if and to the extent that the person ultimately is not entitled to indemnification from the corporation.

The foregoing right of indemnification and advancement of defense costs is not exclusive of other rights to which the person or the person's heirs or personal representative might be entitled. The Board by resolution may direct or authorize the corporation to purchase insurance for the purpose of indemnifying the foregoing persons or reimbursing the corporation for indemnification payments made to them. The insurance can be for the benefit of all agents, directors, officers, or employees.

Any repeal, amendment, or modification of this Article VI shall not adversely affect any right or protection under this Article of any person in respect of any act or omission occurring before the time of the repeal or modification and shall continue to be provided to an eligible person after he or she has ceases to be an agent, officer, director, or employee of the corporation.

ARTICLE VII. STOCK CERTIFICATES

Section 1. Shares Without Certificates.

Unless the Articles or these Bylaws provide otherwise, the Board may authorize the issuance of some or all the shares or any or all of its classes or series without certificates. The foregoing authorization does not affect shares already represented by certificates until they are surrendered to the corporation. Within a reasonable time after the issue or transfer of shares without certificates, the corporation shall send the shareholder who owns the uncertificated shares a written statement of the information required on certificates by Section 3(b) of this Article VII. The Secretary or the Secretary's designee shall keep a record of the respective names of the persons owning the shares, the number of shares held by each shareholder, and the respective dates of issuance, and in case of cancellation, the respective dates of cancellation.

Section 2. Issuance.

At the election of the Board, the corporation may issue to a shareholder a share certificate issued in the name of the shareholder to represent all shares owned of record by the shareholder. If it issues certificates for shares, the corporation shall issue a share certificate for a share when the corporation has received the consideration for which the Board authorized the issuance of the share. Consideration in the form of a promise to pay money or perform services will be considered to be received by the corporation when the promise is made, unless the Board provides otherwise in its authorization of the issuance of shares in consideration for the promise.

Section 3. Form.

(a) Certificates, if any, representing shares in the corporation must be signed by the officers designated by the Board and may be sealed with either the seal of the corporation or a facsimile of the corporate seal. The signatures of the foregoing officers can be facsimiles. If an officer who signed (either manually or in facsimile) a share certificate ceases to hold that office when the share certificate is issued, the share certificate can still be issued and will be valid and as effective as if that person were an officer of the corporation at the date of issuance.

(b) Every share certificate, if any, representing shares issued by the corporation must state on its face the following: (i) the name of the corporation; (ii) that the corporation is organized under the laws of the State of Florida; (iii) the name of the person or persons to whom the shares are issued; (iv) the number and class of shares; and (v) the designation of the series (if any) of shares, that the share certificate represents. Every share certificate representing shares that are restricted as to transfer or registration of transfer must note conspicuously on the front or back of the certificate the existence of the restriction.

If the corporation is authorized to issue different classes of shares or different series of shares within a class of shares, every share certificate representing shares issued by the corporation also must either summarize on the front or back of the certificate, or state conspicuously on the front or back of the certificate that the corporation will furnish to any shareholder upon request and without charge a full statement of the designations, preferences, limitations, and relative rights of the shares of each class or series authorized to be issued and the variations in the relative rights and preferences between the shares of each series, to the extent that they have been fixed and determined, and the authority of the Board to fix and determine variations in the relative rights and preferences of future series of shares.

Section 4. Transfer.

A transfer of shares will be valid with respect to the corporation only if the transfer has been registered on the corporation's stock transfer books and the shareholder (a) named in the share certificate (if any), or her or his duly authorized attorney-in-fact so constituted in writing, has surrendered the share certificate to the corporation appropriately indorsed for transfer or (b) in the case of uncertificated shares, has complied with appropriate procedures of the corporation for transferring shares in uncertificated form.

The Board may establish any rules and regulations as it may deem expedient, not inconsistent with these Bylaws, concerning the issue, transfer, and registration of shares. The Board may appoint or authorize any officer or officers to appoint one or more transfer clerks, any of whom may be employees of the corporation, or one or more transfer agents and one or more registrars, and may require all certificates (if any) for shares to bear the signature or signatures of any of them; provided, however, that the signature of any transfer clerk, transfer agent, or registrar may be facsimile. In case any transfer clerk, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be a transfer clerk, transfer agent, or registrar before the certificate is issued, it may be issued by the corporation with the same effect as if he were the transfer clerk, transfer agent, or registrar at the date of issue.

Section 5. Lost, Stolen, or Destroyed Certificates.

The corporation may issue a new share certificate in the place of any share certificate previously issued, if the record owner of the shares registered on the corporation's stock transfer books does the following: (a) delivers to the corporation proof in affidavit form that the share certificate has been lost, destroyed, or wrongfully taken; (b) requests the corporation to issue a new share certificate before the corporation has notice that the prior share certificate has been acquired by a purchaser for value in good faith and without notice of any adverse claim; (c) if requested by the corporation, provides a bond or other surety in the form and amount as the corporation directs to indemnify the corporation, its transfer agent, and its registrar against any claim that may be made because of the alleged loss, theft, or destruction of the prior share certificate; and (d) satisfies any other reasonable requirements imposed by the corporation.

ARTICLE VIII. STOCK TRANSFER RESTRICTIONS

Section 1. In General.

Outstanding shares are not transferable except in strict accordance with the provisions of this Article. Any transfer of shares in contravention of the stock transfer restrictions contained in this Article will be invalid and ineffective, and the shares transferred in contravention of these stock transfer restrictions will remain subject to the rights and options of the corporation provided in Section 4 of this Article.

Except to the extent expressly provided below in Section 2 of this Article, the stock transfer restrictions contained in this Article apply to all shares owned by a shareholder at any time and to every

transfer of shares, any interest in shares (including a security interest), any power to vote or to direct the voting of any shares, and any power to dispose of or to direct the disposition of any shares, whether voluntary, involuntary, or by operation of law, and whether by gift, sale, proxy (other than as permitted by Article III, Section 11, of these Bylaws), pledge, exchange, agreement, conveyance, assignment, attachment, foreclosure, encumbrance, voting trust, hypothecation, levy of execution, seizure by a receiver or trustee in bankruptcy, testamentary or intestate succession, or otherwise.

Section 2. Exempt Transfers.

Notwithstanding anything to the contrary in this Article, the following transfers are subject only to the provisions of Sections 1 and 3 of this Article and not to any of the other provisions of this Article:

(a) A transfer by a shareholder to the corporation or another shareholder;

(b) A transfer by a shareholder who is a natural person to create a joint tenancy by the entirety between the shareholder and the shareholder's spouse;

(c) A transfer by a shareholder during his or her lifetime or upon the shareholder's death to a member of the shareholder's immediate family or to a limited partnership that is owned solely by the shareholder and members of the shareholder's immediate family;

(d) A transfer by a shareholder of a security interest in any shares to secure a liability, obligation, or indebtedness, but not a transfer of shares pursuant to a foreclosure or other seizure or transfer of the security interest, unless the transferee is an exempt transferee under this Section 2; or

(c) A transfer by a shareholder who is a natural person to any inter vivos trust created by the shareholder for the benefit of the shareholder or members of the shareholder's immediate family, if and for so long as the following conditions are satisfied: (i) the shareholder who is the grantor of the trust is and continues to be a trustee of the trust during her or his lifetime; and (ii) the trust expressly provides that (A) all rights and powers attendant to the shares that are held by the trust (including voting rights, but excluding any right of the grantor to serve as an officer or director of the corporation) can be exercised during the lifetime of the shareholder who is the grantor of the trust only by the grantor in the grantor's sole, unfettered discretion, and (B) distributions of shares from the trust during the lifetime of the grantor of the trust are permitted to be made only to the grantor of the trust and members of the grantor's immediate family.

For purposes of this Section 2, the "immediate family" of a shareholder means the spouse, lineal descendant, parent, or sibling of the shareholder. A transferee pursuant to any of the preceding exempt transfers is referred to in this Article as an "exempt transferee."

Section 3. Transfer Conditions.

A shareholder shall not voluntarily transfer any shares to anyone without first delivering to the Secretary a notice of the intended transfer at least 30 days in advance of the transfer, if it is to a person who is not an exempt transferee, and at least 15 days in advance of the transfer, if it is to an exempt transferee. In addition, a shareholder shall not voluntarily transfer any shares to a person who is not an exempt transferee unless all the following conditions precedent are satisfied:

(a) the transfer must be pursuant to a bona fide written offer of purchase and sale from a third party who is not a shareholder or an affiliate of a shareholder (an "Independent Buyer");

(b) after receiving the bona fide offer of purchase and sale, the selling shareholder must comply strictly with the provisions of this Article, including particularly Sections 3 and 4;

(c) the transferor or transferee must deliver to the corporation an opinion of legal counsel satisfactory to the Board that the proposed transfer will not require registration or qualification under the Securities Act of 1933 or any applicable state securities law; and

(d) before the transfer occurs, and if the corporation does not exercise its preemptive prior option pursuant to Section 4 of this Article to purchase the shares that are proposed to be transferred, the transferee must deliver to the corporation a written acknowledgement of the transferee (in form and content reasonably satisfactory to the Board) that the shares to be transferred will be subject to the stock transfer restrictions and other provisions of this Article.

Furthermore, a shareholder shall not voluntarily transfer any shares to an exempt transferee, unless the exempt transferee is an existing shareholder or delivers to the corporation, before the transfer occurs, a written acknowledgement (in form and content reasonably satisfactory to the Board) that the shares to be transferred will be subject to the stock transfer restrictions of this Article. Under no circumstances is a transfer of shares allowed if:

(i) the transfer would be to a person who is a minor or incapacitated; or

(ii) the transfer would create a joint tenancy or tenancy in common between two or more natural persons and the number of shares subject to the transfer, when divided by the number of co-owners, does not result in a whole number of shares; or

(iii) in the opinion of legal counsel for the corporation, the transfer would result in (A) the violation of any law or order, or (B) the violation of any agreement or commitment that is binding on the corporation.

Every notice of transfer that is given or required to be given pursuant to this Section 3 must be in writing and contain the following information: (1) the name of the shareholder who intends to make the transfer of shares; (2) a description of the purpose and nature of the intended transfer (gift, sale, creation of joint tenancy, etc.); (3) the name and address of each proposed transferee and whether each proposed transferee is an exempt transferee; and (4) the terms and conditions of the proposed transfer. In addition, unless the intended transfer is an involuntary transfer or a transfer to an exempt transferee, every notice of transfer must be accompanied by a copy of the transferee's bona fide written offer of purchase that states the purchase price, the method and terms of payment, and the contemplated closing date for the transaction.

Section 4. Preemptive Purchase Option.

The corporation has a preemptive prior option to purchase all (but not less than all) the Transfer Shares. This option will be exercisable by the corporation for 60 days following the date when it receives a notice of transfer pertaining to the transfer, or, in the case of a transfer that occurs without a notice of transfer (such as a transfer pursuant to the death of shareholder, but excluding a transfer pursuant to a bankruptcy case). The preemptive purchase option of the corporation arises automatically (without receipt of any notice of transfer from a shareholder) when the corporation receives notice of any transfer by operation of law to a person who is not an exempt transferee. If a transfer occurs pursuant to a voluntary or involuntary bankruptcy case, however, the preemptive prior option of the corporation will be exercisable by the corporation for 60 days after the bankruptcy court enters a final order directing or authorizing the transfer of the shares.

The foregoing option period will be tolled if a shareholder who intends to transfer any shares to a person who is not an exempt transferee fails to deliver a notice of transfer on a timely basis to the corporation or if a purported notice of transfer does not satisfy the requirements of a notice of transfer that are set forth in Section 3 of this Article. If the corporation validly exercises an option to purchase shares in accordance with the procedure provided in Section 5 of this Article, the transferring shareholder (or the person to whom any shares were transferred) shall sell the Transfer Shares to the corporation in accordance with the terms and conditions of this Article. If the corporation does not exercise its option to purchase all the Transfer Shares, the transfer of the Transfer Shares to the person who is not an exempt transferee may occur, but (if it is a voluntary transfer) only in accordance with the terms and at the price disclosed in the notice of transfer delivered to the corporation pursuant to Section 3 of this Article. A shareholder's right to effect a transfer of shares free of the restrictions imposed by this Article will terminate on the 60th day following the effective date of the waiver or expiration of the corporation's purchase option without exercise. If the transfer of the Transfer Shares is not concluded within that 60-day period, or if the price and terms of a voluntary transfer are modified from those disclosed in the notice of transfer delivered to the corporation pursuant to Section 3 of this Article, the shareholder who seeks to transfer the Transfer Shares must comply again with the notice provisions of Section 3 of this Article and the transfer restrictions of this Section 4 before making the transfer. The corporation may assign its rights under this Section 4.

Section 5. Notice of Option Exercise.

To validly exercise the preemptive purchase option granted under Section 4 of this Article, the corporation must give notice of exercise of the option to the shareholder who owns the Transfer Shares (or to the person to whom a transfer has been made), advising of the election to purchase the Transfer Shares. The exercise or waiver by the corporation of an option to purchase shares under Section 4 of this Article will be valid and effective only if authorized by the Board.

Section 6. Purchase Price.

The purchase price of any Transfer Shares to be purchased by the corporation or a shareholder pursuant to Section 4 of this Article will be as follows: (a) if the purchase arises from a proposed voluntary transfer to an Independent Buyer pursuant to a bona fide written offer of purchase, the purchase price per share will be the amount offered or paid by the Independent Buyer (as specified in the notice of transfer provided to the corporation and the other shareholders by the transferring shareholder); or (b) if the purchase price arises pursuant to an involuntary transfer, the purchase price will be the fair market value per share of the corporation as determined in good faith by the Board.

Section 7. Closing of Purchase.

Unless otherwise agreed by both the purchaser and the seller, the closing of any sale and purchase of shares pursuant to the exercise of a preemptive purchase option provided in Section 4 of this Article will occur at the principal office of the corporation at the time and on the date the corporation specifies in its notice of exercise of the option. However, the closing date must not be more than 60 days after the exercise date of any purchase option.

Section 8. Payment of Purchase Price.

Unless the corporation and seller of the Transfer Shares agree differently, the entire purchase price for any shares to be purchased by the corporation pursuant to this Article will be payable in cash on the closing date (unless the shareholder transferring the shares received a bona fide written offer for the Transfer Shares from an Independent Buyer and the purchase price otherwise payable by the Independent Buyer is payable over time, in which case the corporation may elect to pay the purchase price in cash in installments accordance with the timing of the payments offered by the Independent Buyer). If the shareholder transferring the shares received a bona fide written offer for the Transfer

Shares from an Independent Buyer and if the purchase price otherwise payable by the Independent Buyer is payable in consideration other than cash, the purchase price payable by the corporation will be paid in cash in an amount equal to the fair market value of the consideration otherwise payable by the Independent Buyer, as determined in good faith by the Board.

Section 9. Delivery of Stock.

Upon the corporation's payment in full of the entire purchase price for any shares purchased pursuant to this Article, the seller (a) shall indorse and deliver to the corporation the certificates (if any) representing those shares and (b) shall deliver the shares (whether certificated or uncertificated) to the corporation free and clear of every lien, charge, security interest, encumbrance, or adverse claim of any kind whatsoever, except for the transfer restrictions of this Article and any transfer restrictions imposed by state and federal securities laws.

Section 10. Notices

A notice required or permitted by this Article will be valid only if it is in writing (whether or not this Article specifically provides for it to be given in writing) and delivered (a) personally, (b) by commercial courier, (c) by fax, email, or other form of electronic communication, or (d) by first-class, postage-prepaid United States mail (whether or not certified or registered, and regardless of whether a return receipt is received or requested). A validly given notice will be effective when it is received, if delivered personally or by commercial courier, when it is sent, if it is sent by fax, email, or other form of electronic communication, or on the fifth day after it is postmarked by the United States Postal Service, if it is delivered by United States mail, postage prepaid, and addressed to a shareholder at the latest address listed with the Secretary of the corporation (except that notice mailed to the duly appointed and qualified personal representative or guardian of a deceased or incompetent shareholder or, if a personal representative has not been appointed for a deceased shareholder, to the deceased shareholder's surviving heir or heirs, at the option of the party giving the notice, will constitute valid notice for purposes of this Article).

Section 11. Restrictive Legends.

Each share certificate (if any) issued by the corporation shall contain statements to the following effect, and if uncertificated, all shares issued are subject to the following statements also:

> The shares of the corporation represented by this certificate are subject to the restrictions in the Bylaws of the corporation and cannot be sold, pledged, assigned, or otherwise transferred, except as provided in the corporation's Bylaws. The corporation will furnish to any shareholder of the corporation, on request and without charge, a full statement of the restrictions.
>
> And, where appropriate:
>
> In addition, the shares evidenced by this certificate have not been registered under either the Securities Act of 1933 or any state securities law. Accordingly, these shares cannot be offered for sale or sold, assigned, or otherwise transferred in any manner absent either registration under the Securities Act of 1933 and every applicable state securities law or the corporation's receipt of a satisfactory opinion of counsel that registration is not required under those laws.

Section 12. Conflict with Shareholder Agreement.

If a buy-sell or similar agreement exists between the corporation and one or more of its shareholders, or between two or more of its shareholders, that either grants the corporation or a

shareholder an option or right of first refusal to purchase shares that are sought to be transferred or otherwise restricts the transfer of shares, both that agreement and this Article will apply to any transaction subject to their provisions, to the extent that the agreement does not conflict with this Article. If a conflict exists between this Article and the agreement, this Article controls the conflict, and the agreement is ineffective as to the rights of the corporation.

Section 13. Termination.

The provisions of this Article VIII shall terminate as to the Class B Common Stock and Class A Preferred Stock on the earlier of (a) the date that any restricted securities of the corporation issued under a Regulation D or Regulation CF exemption ("Restricted Securities") are listed on any national exchange, alternate trading system, or other marketplace providing liquidity for the Restricted Securities, subject to the Board's declaration of waiver of those rights before that date; (b) the closing date of any Regulation A offering of the Class A Preferred Stock; or (c) one year after the closing date of any Regulation CF offering of the Class A Preferred Stock; or (d) upon the date that any securities of the corporation, other than the Class A Common Stock, are first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended, or upon the date that any securities of the corporation, other than Restricted Securities, are first offered to the public pursuant to a Regulation A exemption from registration.

ARTICLE IX. BOOKS, RECORDS, AND CORPORATE SEAL

Section 1. Record of Shareholders and Corporate Actions.

The Secretary shall maintain a record of the shareholders in a form that permits the preparation of an alphabetical list of the names and addresses of all shareholders by class of shares and shows the number and series of shares held by each shareholder. The Secretary also shall keep a permanent record of all (a) minutes of all meetings of the Board and the shareholders, (b) actions taken by the Board or shareholders by written consent without a meeting, and (c) actions taken by a committee of the Board on behalf of the corporation.

Section 2. Other Corporate Records.

The Secretary shall keep a copy of the following records:

(a) These Bylaws or any restated bylaws and all amendments to them that are currently in effect;

(b) A copy of its most recent Uniform Business Report delivered to the Florida Department of State;

(c) A list of the names and business street addresses of the corporation's current officers and directors;

(d) The Articles or any restated articles of incorporation of the corporation and all amendments to them that are currently in effect;

(e) The minutes of all meetings of shareholders and the records of all action taken by shareholders without a meeting for the preceding three calendar years;

(f) Any resolutions adopted by the Board creating one or more classes or series of shares and fixing their relative rights, preferences, and limitations, if shares issued pursuant to those resolutions are outstanding; and

(g) All written communications to all shareholders generally or to all shareholders of a class or series within the past three calendar years, including the financial statements furnished to shareholders during the preceding three calendar years.

Section 3. Accounting Records and Financial Reports.

The Treasurer shall maintain true, accurate, and complete accounting records. Unless modified by resolution of the shareholders entitled to vote within 120 days after the close of each fiscal year, the corporation shall furnish to the shareholders annual financial statements that include a balance sheet as of the end of the fiscal year, an income statement for that year, a statement of cash flows for that year, and any report issued by a public accountant on the annual financial statements. If a public accountant did not report on the annual financial statements, the annual financial statements must be accompanied by a statement of the President or the person responsible for the corporation's accounting records that:

(a) states her or his reasonable belief whether the statements were prepared on the basis of generally accepted accounting principles and, if not, describing the basis of preparation; and

(b) describes any respects in which the statements were not prepared on a basis of accounting consistent with the statements prepared for the preceding year.

The annual financial statements furnished to the corporation's shareholders can be consolidated or combined statements of the corporation and one or more of its subsidiaries, as appropriate. If financial statements are prepared for the corporation on the basis of generally accepted accounting principles, the corporation also must prepare the annual financial statements that are provided to its shareholders on that basis.

The corporation shall furnish the annual financial statements to each shareholder within 120 days after the close of each fiscal year or within such time as is reasonably necessary to enable the corporation to prepare its financial statements if, for reasons beyond the corporation's control, it is unable to prepare its financial statements within the prescribed period. On written request from a shareholder who was not furnished the annual financial statements, the corporation shall mail to the shareholder its latest annual financial statements.

If the corporation has an outstanding class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, the requirement to furnish annual financial statements may be satisfied by complying with 17 C.F.R. § 240.14a-16, as amended, with respect to the obligation of a corporation to furnish an annual financial report to shareholders pursuant to 17 C.F.R. § 240.14a-3(b), as amended.

Section 4. Form of Records.

The corporation shall maintain its books, records, and minutes in written form or in any electronic form capable of being converted into writing within a reasonable time.

Section 5. Corporate Seal.

The corporation may adopt a corporate seal in a form approved by the Board. The corporation is not required to use the corporate seal, and the lack of a corporate seal shall not affect an otherwise valid contract or other instrument executed by the corporation. A corporate seal will have the name of the corporation and the word "seal" inscribed on it and can be a printed, engraved, facsimile, or impression seal.

ARTICLE X. AMENDMENT OF BYLAWS

Section 1. Amendment of Bylaws by Board or Shareholders.

The Board may amend or repeal these Bylaws unless (a) the Articles or applicable law reserves the power to amend these Bylaws (or a particular provision of these Bylaws) exclusively to the shareholders, or (b) the shareholders, in amending these Bylaws (or a particular provision of these Bylaws), expressly provide that the Board cannot amend or repeal these Bylaws or a provision of these Bylaws. The shareholders may amend or repeal these Bylaws even though the Board also may amend or repeal these Bylaws. Notwithstanding anything contained in these Bylaws, a provision of Article VI of these Bylaws (Indemnification) can be repealed only by the vote of shareholders who own at least 51% of the shares entitled to vote on the matter.

Section 2. Bylaw Provision Increasing Quorum or Voting Requirements for Shareholders.

If authorized by the Articles, the shareholders may adopt or amend a provision of these Bylaws that establishes a greater quorum or voting requirement for shareholders (or voting groups of shareholders) than required by law. A Bylaw provision that establishes a greater quorum or voting requirement for shareholders cannot be adopted, amended, or repealed by the Board. The adoption or amendment of a Bylaw provision that adds, changes, or deletes a greater quorum or voting requirement for shareholders must satisfy the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater.

Section 3. Bylaw Provisions Increasing Quorum or Voting Requirements for Directors.

A provision of these Bylaws that establishes a greater quorum or voting requirement for the Board provided for in these Bylaws can be amended or repealed (a) only by the shareholders, if originally adopted by the shareholders, or (b) by either the Board or the shareholders, if originally adopted by the Board. Any action by the Board to adopt or amend a provision of these Bylaws that changes the quorum or voting requirement for the Board must satisfy the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirement then in effect or proposed to be adopted, whichever is greater. The shareholders may provide in any provision of these Bylaws that they adopt or amend to establish a greater quorum or voting requirement for the Board that the provision can be amended or repealed only by a specified vote of either the Board or the shareholders.

ARTICLE XI. MISCELLANEOUS

Section 1. Checks, Drafts, Etc.

All checks, drafts, or other instruments for payment of money or notes of the corporation shall be signed by an authorized officer or officers or any other person or persons determined from time to time by resolution of the Board.

Section 2. Fiscal Year.

The fiscal year of the corporation shall be as determined by the Board from time to time.

Section 3. Conflict.

These Bylaws are adopted subject to any applicable law and the Articles. Whenever these Bylaws conflict with any applicable law or the Articles, the conflict shall be resolved in favor of the law or the Articles.

Section 4. Invalid Provisions.

Whenever possible, each provision of these Bylaws should be construed and interpreted so that it is valid and enforceable under applicable law. However, if a provision in these Bylaws is held by a

court to be invalid or unenforceable under applicable law, that provision will be deemed separable from the remaining provisions of these Bylaws and will not affect the validity, interpretation, or effect of other provisions of these Bylaws or the application of that provision to circumstances in which it is valid and enforceable.

Section 5. Emergency Management.

In the event of an emergency, unless the Articles provide otherwise, the provisions of this Section 5 regarding the management of the corporation will take effect immediately. An "emergency" exists if a quorum of the members of the Board cannot readily be assembled because of some catastrophic event.

In the event of an emergency, a meeting of the Board may be called following the attempt of not less than two hours' notice to each director. The notice may be given by electronic transmission, including facsimile transmission or transmission to an electronic mail address provided by the director, or by telephone.

The Board shall approve and maintain a current list of officers who may serve, in order of rank and within the same rank in order of seniority, as directors to the extent necessary to provide a quorum at any meeting of the Board held while these emergency bylaws are in effect. During an emergency, the Board may (or may authorize one or more officers to) change the corporation's principal office or designate several alternative principal offices, effective during the emergency.

These emergency provisions take effect only in the event of an emergency as defined in this Section 5, and will no longer be effective after the emergency ends. Any and all provisions of these Bylaws that are consistent with these emergency provisions will remain in effect during an emergency. Any or all of these actions of the corporation taken in good faith in accordance with these emergency provisions are binding upon the corporation and may not be used to impose liability on an agent, officer, director, or employee of the corporation.

Section 6. Dividends

Subject to applicable law and the Articles, the Board may declare dividends on shares of the capital stock of the corporation and those dividends may be paid in cash, property, or shares of the corporation.

Section 7. Severability

Whenever possible, each provision of these Bylaws should be construed and interpreted so that it is valid and enforceable under applicable law. If a provision of these Bylaws is held by a court to be invalid or unenforceable under applicable law, however, that provision will be deemed separable from the remaining provisions of these Bylaws and will not affect the validity or interpretation of the other provisions of these Bylaws or the application of that provision to other circumstances in which it is valid and enforceable.

Section 8. Liquidation Preference

The holders of Class A Preferred Stock who acquired said stock as part of a Regulation CF securities offering shall have a liquidation preference in the event of dividends, distributions or the sale or merger of the company. The liquidation preference shall be limited to the holders of Class A Preferred Stock being entitled to repayment of the amount of their investment in said stock acquired as part of a Regulation CF securities offering before any profits are distributed to any other shareholders in any fashion.

ADOPTED: ___________________

Brad Wilson, President, Secretary & Director

Kendall Almerico, Director